United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004 Commission file number: 000-05083

Saucony, Inc.

(Exact name of registrant as specified in its charter)

Massachusetts	04-1465840
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

13 Centennial Drive, Peabody, MA 01960
(Address of principal executive offices, including zip code)

Registrant's telephone number, including area code: (978) 532-9000

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:

Class A Common Stock, $.33-1/3 par value
(Title of class)
Class B Common Stock, $.33-1/3 par value
(Title of class)

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes [X] No [ ].

The aggregate market value of voting and non-voting common equity held by non-affiliates of the registrant, as of July 2, 2004, which was the last business day of the registrant's second quarter of fiscal 2004, was approximately $101,079,000 (based on the closing sale prices of the Class A Common Stock and Class B Common Stock on such date as reported on the Nasdaq National Market). For purposes of the immediately preceding sentence, the term "affiliate" consists of each director and executive officer of the registrant.

The number of shares of the registrant's Class A Common Stock, $.33-1/3 par value, and Class B Common Stock, $.33-1/3 par value, outstanding on February 28, 2005 was 2,520,647 and 4,157,376, respectively.

Portions of the registrant's Definitive Proxy Statement for its 2005 Annual Meeting of Stockholders scheduled to be held on May 18, 2005 (the "2005 Proxy Statement"), which will be filed with the Securities and Exchange Commission not later than 120 days after December 31, 2004, are incorporated by reference into Part III of this Annual Report on Form 10-K. With the exception of the portions of the 2005 Proxy Statement expressly incorporated into this Annual Report on Form 10-K by reference, such document shall not be deemed filed as part of this Annual Report on Form 10-K.

SAUCONY, INC.
INDEX TO ANNUAL REPORT ON FORM 10-K
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

PART I

ITEM 1 - BUSINESS

Overview

We design, develop and market performance-oriented athletic footwear, athletic apparel and casual leather footwear. Our principal products are:

- technical running, walking, cross-training and outdoor trail shoes and athletic apparel, which we sell under the Saucony brand name;
- technical running shoe models from the early 1980's, which we reintroduced in 1998 as Saucony "Originals", our classic footwear line;
- athletic apparel, which we sell under the Hind brand name; and
- shoes for coaches and officials, cleated football and multi-purpose footwear and casual leather walking and workplace footwear, which we sell under the Spot-bilt brand name.

Our products are sold in the United States at more than 5,500 retail locations and at our 19 factory outlet stores. Outside the United States our products are sold in 53 countries through 24 independent distributors located throughout the world and through our subsidiaries located in Canada, The Netherlands and the United Kingdom and at our two factory outlet stores in Canada.

For the fiscal year ended December 31, 2004, we generated total sales of $166,200,000. In March 2004 we paid a special dividend on our common stock, amounting to $25,990,000. On August 2, 2004, we announced the retention of Chestnut Securities, Inc., Boston, Massachusetts, to assist in our analysis and consideration of various strategic alternatives that may be available to us, including a possible sale of our company. As of the date of this Annual Report on Form 10-K, we have not determined whether to pursue any particular strategic alternative. In addition, there can be no assurance that, if any transaction is commenced, it will be completed or as to the value that any transaction may have to our shareholders.

We are a Massachusetts corporation, founded in 1920. Our headquarters are in Peabody, Massachusetts.

Saucony®, GRID®, Hind®, Spot-bilt®, and Hyde® are our registered trademarks. This Annual Report on Form 10-K also includes other service marks, trademarks and trade names of ours and of companies other than us. Unless the context indicates otherwise, we use the terms "we", "us", "our", "Saucony" and the "Company" in this Annual Report on Form 10-K to refer to Saucony, Inc. and its consolidated subsidiaries.

Segments

Our business is organized into two operating segments, the Saucony segment and the Other Products segment. The Saucony segment consists of Saucony technical and Originals footwear and Saucony apparel. The Other Products segment consists of Hind athletic apparel and Spot-bilt shoes for coaches and officials, cleated football and multi-purpose footwear and casual leather walking and workplace footwear, together with sales of our and other companies' products at our 21 factory outlet stores.

The following table sets forth the approximate contribution to net sales (in dollars and as a percentage of consolidated net sales) attributable to our Saucony segment and our Other Products segment for the periods and geographic areas indicated.

Net Sales
(dollars in thousands)

	Fiscal 2004		Fiscal 2003		Fiscal 2002	
	$	%	$	%	$	%
Saucony						
Domestic	$ 103,820	63%	$ 81,720	60%	$ 83,182	62%
International	36,929	22%	30,991	23%	27,647	21%
Total	$ 140,749	85%	$ 112,711	83%	$ 110,829	83%
Other Products						
Domestic	$ 23,995	14%	$ 21,901	16%	$ 20,171	15%
International	1,408	1%	1,454	1%	2,196	2%
Total	$ 25,403	15%	$ 23,355	17%	$ 22,367	17%
Total	$ 166,152	100%	$ 136,066	100%	$ 133,196	100%

For further financial information concerning geographic areas and our operating segments, please see Notes 17 and 18 to our consolidated financial statements included in Item 8 of this Annual Report on Form 10-K.

Products

Footwear

Technical Footwear. We sell performance running, walking and outdoor trail shoes for athletes under the Saucony brand name, which has been marketed in the United States for over 30 years. A substantial majority of sales are in the running shoe category. We have several different products within each Saucony brand category. These products have different designs and features, resulting in different cushioning, stability, support characteristics and prices.

We design and market separate lines for men and women within most technical footwear categories. In keeping with our emphasis on performance, we market and sell our technical footwear to athletes who have a high participation rate, meaning they actively and regularly participate, in their sport of choice. We address this market through our "Loyal to the Sport" advertising campaign. We believe that consumers in this market are more brand loyal than those who buy athletic footwear for casual use. The suggested domestic retail prices for most of our technical footwear products are in the range of $50 to $90 per pair, with our top-of-the-line running shoes having suggested domestic retail prices of up to $120 per pair. During fiscal 2004, we introduced several new shoes targeted at the mid-priced running footwear segment, which we have defined as the “cross-over” category with retail prices ranging from $60 to $80 per pair.

The Saucony brand is recognized for its technical innovation and performance. As a result of our application of biomechanical technology in the design process, we believe that our Saucony footwear has a distinctive “fit and feel” that is attractive to athletic users. A key element in the design of our shoes is an anatomically correct toe and heel configuration that provides support and comfort for the particular activity for which the shoe is designed.

We build a variety of technical features into our shoes. Most of our technical running and other athletic shoes incorporate either our Ground Reaction Inertia Device, or GRID, system, or our Custom Ride Management technology.

Our GRID system is an innovative midsole system that employs molded strings engineered to create a feeling similar to that of the “sweet spot” of a tennis racquet. In contrast with conventional athletic shoe midsoles, the GRID system is designed to react to various stress forces differently, thereby working to maximize shock absorption and minimize rear foot motion. We have continually improved the GRID system since it was first introduced in 1991.

Custom Ride Management technology allows us to tailor shoes to the individual characteristics of a runner, including height, weight, foot size, foot types and gait cycles. By doing so, it allows athletes to select a level of cushioning or stability based on their needs or preferences. We have incorporated Custom Ride Management into several running models and a walking model, all of which shipped in fiscal 2004.

We design our Saucony technical cross training, women's walking and outdoor technical trail shoes with many of the same performance features and "fit and feel" characteristics as are found in Saucony technical running shoes. During fiscal 2004, our most popular non-running technical athletic shoe was a woman's performance walking shoe.

Technical footwear, inclusive of full margin and closeout technical footwear, accounted for approximately 72% of our fiscal 2004 consolidated net sales, 71% of our fiscal 2003 consolidated net sales and 70% of our fiscal 2002 consolidated net sales.

Originals Footwear. In 1998, we reintroduced a number of our technical running shoe models from the early 1980's under the name "Originals." These shoes are designed to appeal to younger consumers who do not generally wear them for athletic purposes. We believe our Originals shoes have benefited from a trend toward "retro" products in footwear and apparel. We offer these shoes in a variety of styles with over 100 combinations of colors and materials. The suggested retail prices for our Originals are in the range of $40 to $65 per pair.

Our initial Originals offering consisted of two models, the "Jazz Originals" and the "Shadow Originals." In light of the success of these products, we then expanded the Originals product line to include color and material variations on our initial Originals and also introduced children's models. During fiscal 2004, we introduced additional Originals products including contemporary-styled reintroductions of our technical running shoe models from the early 1980's and other casual footwear designed for the 12 to 25-year old footwear consumer, and expanded our offering of children's models.

Originals footwear, inclusive of full margin and closeout originals footwear, accounted for approximately 12% of our fiscal 2004 consolidated net sales, 11% of our fiscal 2003 consolidated net sales and 12% of our fiscal 2002 consolidated net sales.

Spot-bilt

We sell shoes for coaches and officials, cleated football and multi-purpose footwear, casual leather walking and workplace footwear under the Spot-bilt brand name through similar distribution channels as our Saucony brand shoes.

Athletic Apparel

Hind

We sell a full line of technical apparel under the Hind brand name for use in a variety of sports, including running, fitness and bicycling. We believe that our Hind products have a reputation among athletes for delivering comfort and performance. Most of our Hind products incorporate our moisture management technology, which transfers moisture away from the wearer's skin to enhance comfort. We frequently add innovations to our Hind product offerings to incorporate the latest available fabric technology. During fiscal 2004, we introduced an innovative line of performance sport bras, designed for women's fitness activities.

Saucony

We also market athletic apparel, internationally, under the Saucony label. We target our Saucony apparel line at the mainstream running consumer. We believe that our Saucony athletic apparel supports our Saucony athletic footwear products by enhancing the visibility of the Saucony brand.

Product Design and Development

We believe that the technical performance of our Saucony footwear and other product lines is important to the ultimate consumers of our products. We continually strive to produce products that improve athletic performance and maximize comfort. We use the consulting services of professional designers as well as podiatrists, orthopedists, athletes, trainers and coaches as part of our product development program. We maintain a staff of ten design and development specialists in Peabody, Massachusetts to undertake continuing product development.

In fiscal 2004, we spent approximately $1,956,000 on our product development programs, compared to approximately $1,673,000 in fiscal 2003 and $1,611,000 in fiscal 2002. Most of our research and development expenditures relate to Saucony brand footwear products.

Sales and Marketing

Saucony

We sell our Saucony footwear products at more than 5,500 retail outlets in the United States, primarily higher-end and full-margin sporting goods chains, but also independent sporting goods stores, athletic footwear specialty stores, athletic mall, fashion mall, family footwear and department stores and off-priced value chains. One of our domestic Saucony customers accounted for approximately 15% of our domestic Saucony segment net sales in fiscal 2004, 9% of our domestic Saucony segment net sales in fiscal 2003 and 9% of our domestic Saucony segment net sales fiscal 2002. We did not derive 10% or more of our consolidated revenue from sales to one customer in any of fiscal 2004, fiscal 2003 or fiscal 2002.

We maintain a corporate sales group that is directly responsible for the sales activity in our largest accounts. We also sell our footwear and apparel to retail outlets in the United States through 14 independent manufacturers' agents, whose organizations employ approximately 42 sales representatives. We coordinate the efforts of these representatives through our field sales management group. Our web site, saucony.com, receives thousands of "hits" weekly from ad displays for new product information and race and event data, as well as general Saucony information.

We sell our Saucony products outside the United States in 53 countries through 22 independent distributors located throughout the world, through our Canadian subsidiary, in which we hold a 95% ownership interest, and through our wholly owned subsidiaries located in the Netherlands and the United Kingdom.

We strive to enhance our reputation and image in the marketplace and increase recognition of the Saucony brand name by advertising our products through print media and television advertising. For our technical footwear, we advertise primarily in magazines such as "Shape", "Runner's World", "Self", "Sports Illustrated on Campus" and "Men's Health", as well as several regional running periodicals. We also sponsor sporting events to increase brand awareness and the image of our technical footwear to athletes. Examples include sponsorship of the Los Angeles Marathon and our participation as the official shoe and apparel supplier of USA Triathlon. To build in-store presence, we use account-specific and in-store promotions, such as athlete appearances, special events and discounts for store employee purchases of our products. For our Originals line, we generally advertise in "lifestyle" magazines that target 12 to 25 year olds, such as "Seventeen" and "Teen People".

Most of our advertising and promotional programs for our Saucony brand are directed toward the ultimate consumer. We also promote the Saucony brand to the retail trade through attendance at trade shows and similar events. During fiscal 2004, we introduced our "Saucony 26" marketing program which profiled 26 competitors, based on the individual's contributions to the running community and society, at the Los Angeles, Boston, Chicago and New York City marathons. We employ a cooperative advertising program, which is intended to maximize advertising resources by having our retailers share in the cost of promoting our Saucony brand in print advertising, while affording our retailers the opportunity to promote their stores.

Our local distributors direct our advertising and promotion efforts in foreign markets, subject to our approval of the nature and content of those efforts.

Hind

We sell our Hind products domestically at independent sporting goods stores and athletic footwear specialty stores through 14 independent manufacturers' agents, whose organizations employ approximately 42 sales representatives. We sell our Hind products outside the United States in five countries, through two independent distributors and our subsidiaries in Canada, The Netherlands and the United Kingdom.

Spot-bilt

We market our Spot-bilt line through our Saucony brand distribution channels and directly to customers through our website at Spotbilt.com.

Factory Stores

We currently operate 19 factory outlet stores in the United States and 2 factory outlet stores in Canada at which we sell our Saucony, Hind and Spot-bilt products, as well as the products of third parties. To avoid competing against full margin retail outlets for these products, we generally limit the items offered at these stores to products with cosmetic defects, discontinued merchandise, slow moving products, special make-up footwear products and delay the offering of first quality products offered at these stores for a period of six months from the product introduction date. As part of our growth strategy, we plan to open factory stores in selected factory outlet malls in areas in which we believe the Saucony brand is underdeveloped and there is a significant potential for sales and profit growth. We believe that this approach will strengthen Saucony brand name recognition. During fiscal 2004, we opened two new factory outlet stores. During fiscal 2005, we expect to open two new factory outlet stores and close one factory outlet store.

Suppliers

Independent overseas manufacturers produce all of our Saucony products, including our Originals products, and our Spot-bilt products. The overseas footwear manufacturers that supply products to us are located in Asia, principally in China. We select footwear manufacturers in large part on the basis of our prior experience with the manufacturer and the availability of production capacity. We have developed long-term relationships with key footwear manufacturers that we believe have yielded many benefits, including quality control, favorable costs, flexible working arrangements and predictable production capacity. Although to date we have not experienced difficulty in obtaining manufacturing services, we do not have long-term agreements with any of our foreign suppliers, and we seek to develop additional overseas manufacturing sources from time to time, both to increase our sourcing capacity and to obtain alternative sources of supply.

We perform an array of quality control procedures at various stages of the production process, from testing of product prototypes prior to manufacture, to inspection of finished goods prior to shipment. Our quality control program is designed to ensure that finished goods meet our established design specifications and high quality standards. We employ approximately 23 Saucony footwear quality control personnel in China. Our personnel in China regularly visit our footwear manufacturers throughout Asia to monitor, oversee and improve the quality control and production processes.

We contract with third parties for the manufacture of our Hind apparel, the majority of which is manufactured in Taiwan, Canada, Sri Lanka and Vietnam of fabrics sourced primarily from the United States and Taiwan.

Raw materials required for the manufacture of our products, including leather, rubber, nylon and other fabrics, are generally available in the country in which our products are manufactured. We and our suppliers have not experienced difficulty in satisfying raw material needs to date.

The number of our foreign suppliers and the percentage of products sourced by us from particular foreign suppliers varies from time to time. During fiscal 2004, we purchased footwear products from five overseas suppliers. One such supplier, located in China, accounted for approximately 33% of our total overseas footwear purchases by dollar volume.

Although we compete with other athletic shoe and apparel companies, including companies that are much larger than we are, for access to production facilities, we believe that our relationships with our footwear and other suppliers are strong. We also believe that we have the ability to develop, over time, alternative sources in various countries for footwear and other products that we source from our current suppliers. However, in the event of a supply interruption, our operations could be materially and adversely affected if a substantial delay occurred in locating and securing alternative sources of supply.

Our operations are subject to compliance with the laws and regulations enforced by the United States Customs Service and to the customary risks of conducting business abroad, including currency fluctuations, increases in customs duties and related fees, import controls and trade barriers such as the imposition of import quotas, restrictions on the transfer of funds, work stoppages and, in certain parts of the world, political instability causing disruption of trade. To date, these factors have not had a material adverse affect on our operations.

Distribution and Inventory

We distribute our products from our owned warehouses in Massachusetts and leased warehouses in Canada and The Netherlands, as well as through third party operated warehouse facilities located in California, The Netherlands and the United Kingdom.

To accommodate our domestic customers' requirements and plan for our own product needs, we employ a "futures" order program for most of our products under which we take orders in advance of the selling season for a particular product and commit to ship the product to the customer in time for the selling season. We offer our customers price discounts and extended payment terms as an incentive for using this ordering program. Our futures order program is similar to programs offered by other athletic footwear companies.

We also maintain an open-stock inventory on several core technical footwear styles, a limited number of Originals footwear styles and Hind apparel products so that we can satisfy retailers' orders on an "at once" basis. The majority of our Originals line of footwear is sold on a "futures" basis, with limited planned inventory position, because we believe that demand for products from our Originals line is more closely tied to style and fashion trends than demand for our other products. By maintaining only limited inventory for the majority of our Originals line, we seek to minimize the risk of inventory obsolescence that can result from unanticipated changes in consumer preferences. We are, however, subject to inventory risk for our Originals and technical footwear products and our Hind apparel products in the event of significant order cancellations.

Backlog

The athletic and casual footwear and athletic apparel industries in which we compete are subject to seasonal sales fluctuations. Sales of our Saucony and other footwear brands are generally highest in the first and second quarters. Sales of our Hind athletic apparel are generally highest in the first and third quarters. Because products sold on an "at once" basis are generally shipped as orders are received, our backlog relates primarily to products sold on a "futures" basis. The mix of "future" and "at once" orders can vary significantly from quarter to quarter and year to year.

Our backlog of unfilled orders was approximately $61,350,000 at December 31, 2004 and $59,901,000 at January 2, 2004. We expect that all of our backlog at December 31, 2004 will be shipped in fiscal 2005, subject to customer cancellations. However, our backlog does not necessarily represent actual future shipments because orders may be cancelled by our customers without financial penalty. The rate of customer order cancellations can vary quarter to quarter and year to year. Customers may also reject nonconforming products.

We did not derive 10% or more of our consolidated revenue from sales to one customer in any of fiscal 2004, fiscal 2003 or fiscal 2002. Approximately 48% of our gross trade receivables balance was represented by 15 customers at December 31, 2004. We anticipate that our results of operations in any given period will depend to a significant extent upon sales to major customers. The loss of or a reduction in the level of sales to one or more major customers or the failure of a major customer to proceed with a large order or to timely pay us for a large order could materially reduce our sales.

Trade Policy

Our practice of sourcing products overseas, with subsequent importation into the United States, exposes us to possible product supply disruptions and increased costs in the event of actions by United States or foreign government agencies adverse to continued trade or the enactment of legislation that restricts trade. We are unable to predict whether additional United States customs duties, quotas or other restrictions may be imposed in the future upon the importation of our products. Any such occurrences might have a material adverse effect on our sales or profitability.

For example, we import the majority of our footwear products from China. On December 11, 2001, China acceded to the World Trade Organization (WTO) and thus now enjoys Permanent Normal Trade Relations with the United States. Therefore, China receives the same favorable tariff treatment that the United States extends to its other "normal" trading partners. However, even though it has joined the WTO, scrutiny of China's trading practices is not likely to subside. There will be continuing pressure on China to honor its WTO commitments. If China does not abide by WTO rules, the United States may come under pressure to impose sanctions, such as duties or quotas, on imports from China. If any such action were to include imports of footwear products from China, it could significantly add to the cost of our products and could restrict our supply of products from that country.

Competition

Competition is intense in the markets in which we sell our products. We compete with a large number of other companies, both domestic and foreign. Several competitors are large organizations with diversified product lines, well-known brands and financial, distribution and marketing resources substantially greater than ours. The principal competitors for our Saucony products are Nike, Asics and Brooks. The principal competitors for our Hind products are Nike, Adidas and Sugoi. We compete based on a variety of factors, including price, product style, durability and quality, product design and technical performance, brand image and awareness, marketing and promotion and our ability to meet delivery commitments to retailers. We believe that we are competitive in all of these areas. However, we may not be able to retain our market share or respond timely to changing consumer preferences.

Trademarks

We use trademarks on nearly all of our products and believe that having distinctive marks is an important factor in marketing our products. We have registered our Saucony®, GRID®, Hind®, Spot-bilt® and Hyde® marks, among others, in the United States. We have also registered some of these marks in a number of foreign countries. Although we have a foreign trademark registration program for selected marks, we may not be able to register or use such marks in each foreign country in which we seek registration.

Employees

As of December 31, 2004, we employed approximately 343 people worldwide. Of these employees, approximately 267 were in the United States and approximately 76 were in foreign locations. We believe that our employee relations are excellent. We have never experienced a strike or other work stoppage. Approximately 26 employees in our Peabody, Massachusetts warehouse were represented by a union as of December 31, 2004. The collective bargaining agreement with the union which represents our warehouse employees expires on April 30, 2008. None of our other employees are represented by a union or are subject to a collective bargaining agreement.

Environmental Matters

In December 2004, we discovered environmental contamination at our facility in East Brookfield, Massachusetts. We acquired this facility as part of an asset purchase in March 1985. We believe the contamination is the result of manufacturing activities that took place in the facility in the early and mid-1900s when this facility was owned and operated by an unrelated party. We have hired environmental consultants, engineers and attorneys to assist us in investigating and addressing our obligations under environmental laws. We have notified state and local environmental and health authorities and will coordinate our further investigations with them. We will continue to investigate the extent to which our property is affected by this contamination and what measures we must take to address those conditions.

In fiscal 2004, we recorded a charge of $2,275,000 to address the environmental conditions at our East Brookfield, Massachusetts facility. The environmental charge includes the estimated direct costs to investigate and address the conditions on the property and the associated engineering, legal and consulting costs we expect to incur as we address the environmental conditions. Our assessment of our liability and the associated costs is an estimate based upon currently available information after consultation with environmental engineers, consultants and attorneys assisting us in addressing these environmental issues. Our actual costs to address the environmental conditions may change based on further investigations, based on the conclusions of regulatory authorities about information gathered in those investigations and due to the inherent uncertainties involved in estimating conditions in the environment and the costs of addressing such conditions.

The environmental charge is included in operating expenses for our Saucony segment. At December 31, 2004, our accrual for environmental charges was $2,275,000 and was included on our balance sheet under current liabilities. However, our costs to address the environmental conditions at our East Brookfield, Massachusetts facility could vary materially from our current estimate. Estimated costs to address the environmental conditions range from $1,242,000 to $4,621,000.

Available Information

We maintain a website at www.sauconyinc.com. We make available, free of charge on our website, our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after we electronically file those reports with, or furnish them to, the Securities and Exchange Commission. We also similarly make available, free of charge on our website, the reports filed with the SEC by our executive officers, directors and 10% stockholders pursuant to Section 16 under the Exchange Act as soon as reasonably practicable after copies of those filings are provided to us by those persons. We are not including the information contained at www.sauconyinc.com, www.saucony.com, www.hind.com, www.spotbilt.com or at any other Internet address as part of, or incorporating it by reference into, this Annual Report on Form 10-K.

EXECUTIVE OFFICERS OF THE REGISTRANT

Our executive officers, as of February 28, 2005 are as follows:

Name	Age	Position
John H. Fisher	57	Chairman of the Board, President and Chief Executive Officer
Charles A. Gottesman	54	Vice Chairman of the Board and Executive Vice President, Business Development
Michael Umana	42	Executive Vice President, Finance, Chief Operating and Financial Officer, Treasurer and Assistant Clerk
Michael Jeppesen	45	Senior Vice President, Manufacturing and Development
Samuel S. Ward	42	Senior Vice President, Operations and Technology
Brian J. Enge	34	Senior Vice President and General Manager, Saucony Apparel Division
Roger P. Deschenes	46	Vice President, Controller, Chief Accounting Officer and Assistant Treasurer

John H. Fisher has served as one of our directors since 1980 and as Chairman of the Board since 1991. Mr. Fisher has served as our Chief Executive Officer since 1991 and as our President since 1985. Mr. Fisher served as our Chief Operating Officer from 1985 to 1991, our Executive Vice President from 1981 to 1985 and as our Vice President, Sales from 1979 to 1981. He is a member of the World Federation of Sporting Goods Industries, is the former Chairman of the Athletic Footwear Council of the Sporting Goods Manufacturers Association and is a member of various civic associations. Mr. Fisher is the brother-in-law of Charles A. Gottesman, our Vice Chairman of the Board and Executive Vice President, Business Development.

Charles A. Gottesman has served as one of our directors since 1983. Mr. Gottesman has served as our Vice Chairman of the Board and Executive Vice President, Business Development since July 2001. Mr. Gottesman served as our Executive Vice President, Chief Operating Officer and Treasurer from 1992 to June 2001, our Executive Vice President, Finance from 1989 to 1992, our Senior Vice President from 1987 to 1989, our Vice President from 1985 to 1987, our Treasurer from 1983 to 1989 and in several other capacities beginning in 1977. Mr. Gottesman is the brother-in-law of John H. Fisher, our Chairman of the Board, President and Chief Executive Officer.

Michael Umana has served as our Executive Vice President, Finance, Chief Operating Officer, Chief Financial Officer, Treasurer and Assistant Clerk since May 2003, after having served as our Senior Vice President, Finance, Chief Operating Officer, Chief Financial Officer and Treasurer from July 2001 to May 2003 and our Senior Vice President, Finance and Chief Financial Officer from May 2000 to July 2001. Mr. Umana joined us in 1999 as our Vice President, Finance and Chief Financial Officer. From 1997 to 1999, Mr. Umana served as Vice President and Chief Financial Officer of the Analytical Instrument Business Unit at PerkinElmer, Inc., a high technology manufacturer. From 1985 to 1997, Mr. Umana held various auditing and consulting positions, the most recent being Senior Manager, Business Consulting, at Arthur Andersen LLP, a professional services company. Mr. Umana is a Certified Public Accountant.

Michael Jeppesen joined us in May 2001 as Senior Vice President, Manufacturing and Development. From 1999 to May 2001, Mr. Jeppesen was employed as Vice President of Operations for Coach Leatherware Inc, a leather products manufacturer, where he was responsible for manufacturing and product development. From 1996 to 1999, Mr. Jeppesen held various senior management positions at Adidas AG, an athletic footwear manufacturer, including Vice President of European Operations and Vice President – Global Materials, the most recent being Vice President of European Operations, which he held beginning in 1997. Mr. Jeppesen was employed as General Manager of Prime Asia, a footwear manufacturer, from 1994 to 1996.

Samuel S. Ward has served as our Senior Vice President, Operations and Technology since October 2002. Mr. Ward joined us in February 2001 as Vice President, Enterprise Solutions, in which capacity he was responsible for leading a continuous program to improve operational efficiency through the redesign of business processes and supporting information systems. From 1994 to 2001, Mr. Ward held various supply chain and business process improvement consulting positions, including Senior Consultant, Manager and Senior Manager, which he held from 2000 to 2001, in the Business Consulting Group at Arthur Andersen LLP, a professional services company. Mr. Ward graduated from Duke University's Fuqua School of Business in 1994. From 1987 to 1992, Mr. Ward held various finance and operations positions at General Electric Company and completed General Electric's Financial Management Program.

Brian J. Enge has served as our Senior Vice President and General Manager, Saucony Apparel Division since November 2004. Mr. Enge joined us in July 2002 as Vice President and General Manager, Hind Apparel. From 1998 to 2002, Mr. Enge was employed as the President of Schoffel North America, an outdoor apparel manufacturer where he was responsible for managing the North American operations. Mr. Enge graduated from Harvard Business School in 1998. From 1993 to 1996, Mr. Enge held various leadership positions at Cyrk, Inc., a promotion services company, including General Manager, Retail Brands, during 1996.

Roger P. Deschenes has served as our Vice President, Controller, Chief Accounting Officer and Assistant Treasurer since December 2002 after having served as our Vice President, Controller and Chief Accounting Officer from 1997 to December 2002 and our Controller and Chief Accounting Officer from 1995 to 1997. Mr. Deschenes joined us in 1990 as Corporate Accounting Manager. He was employed at a division of Allen-Bradley Company, a subsidiary of Rockwell International, Corp., from 1987 to 1990 as Financial and Cost Reporting Supervisor. Mr. Deschenes is a Certified Management Accountant.

Officers are elected on an annual basis and serve at the discretion of the Board of Directors.

ITEM 2 - PROPERTIES

Our general and executive offices and our main distribution facility are located in Peabody, Massachusetts and are owned by us. This facility consists of approximately 141,000 square feet, of which 107,000 square feet is warehouse space and 1,000 square feet is used for a factory outlet store. During fiscal 2004, we expended approximately $3,325,000 for the initial phase of the expansion and renovation of our Peabody, Massachusetts facility. During the second and third quarters of 2005, we plan to continue the renovation at this facility, at an estimated cost of approximately $2,750,000 to $3,050,000.

We also own a facility in East Brookfield, Massachusetts containing approximately 109,000 square feet, which we use for warehousing and distribution. During fiscal 2004, we recorded an environmental charge of $2,275,000 to address previously unknown environmental conditions at this facility.

We lease space for our retail stores at factory outlet malls and other locations. These stores have an aggregate of approximately 39,500 square feet of retail space at 19 locations in several states and in the Province of Ontario. The terms of these leases range from three to ten years. The aggregate effective annual commitment for our factory outlet store leases is approximately $1,367,000. We also own a factory outlet store containing approximately 3,000 square feet of retail space in Bangor, Maine and operate a factory outlet store at our Peabody, Massachusetts facility.

We also lease approximately 16,000 square feet of space in The Netherlands, approximately 26,000 square feet of space in Canada, which we use for office and warehouse space and approximately 4,000 square feet of office space in China.

We believe that our properties are reasonably well-maintained and are adequate for our present requirements.

ITEM 3 - LEGAL PROCEEDINGS

We are involved in routine litigation incident to our business. We do not believe that any of these proceedings will have a material adverse effect on our financial position, operations or cash flows.

ITEM 4 - SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

During the fiscal quarter ended December 31, 2004, there were no matters submitted to a vote of security holders of Saucony, through the solicitation of proxies or otherwise.

PART II

ITEM 5 - MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our Class A Common Stock trades on the NASDAQ National Market under the symbol "SCNYA", and our Class B Common Stock trades on the NASDAQ National Market under the symbol "SCNYB". The following table sets forth, for the periods indicated, the actual high and low sales prices per share of the Class A Common Stock and the Class B Common Stock as reported by the NASDAQ National Market.

	Class A Common Stock		Class B Common Stock	
	High	Low	High	Low
Fiscal Year ended December 31, 2004				
First quarter	$ 25.540	$ 16.560	$ 26.000	$ 16.820
Second quarter	21.240	17.700	21.650	18.260
Third quarter	25.100	19.840	24.690	19.800
Fourth quarter	27.960	22.950	27.190	22.750
Fiscal Year ended January 2, 2004				
First quarter	$ 11.250	$ 8.500	$ 11.350	$ 8.710
Second quarter	12.320	9.800	12.340	10.100
Third quarter	15.460	12.260	15.200	12.270
Fourth quarter	17.400	13.440	17.500	13.410

On February 28, 2005, there were 220 shareholders of record of the Class A Common Stock and 239 shareholders of record of the Class B Common Stock. In general, only the Class A Common Stock has voting rights.

Dividend Policy

On May 21, 2003, our Board of Directors adopted a regular quarterly dividend plan with dividends payable at an annual rate of $0.160 per share on our Class A Common Stock and $0.176 per share on our Class B Common Stock. In 2003, the board declared regular quarterly cash dividends on May 21, 2003, August 21, 2003 and November 6, 2003, in the amount of $0.040 per share on our Class A Common Stock and $0.044 per share on our Class B Common Stock. Prior to May 2003, we had never declared or paid any cash dividends on either our Class A Common Stock or Class B Common Stock.

On February 17, 2004 our Board of Directors adopted an increase in our regular quarterly dividend to an annual rate of $0.200 per share on our Class A Common Stock and $0.220 per share on our Class B Common Stock. Commencing with the quarterly dividend declared on February 17, 2004, the Board of Directors increased the regular quarterly dividend on our Class A Common Stock to $0.050 per share and the regular quarterly dividend on our Class B Common Stock to $0.055 per share. Following the dividends declared on February 17, 2004, the Board of Directors declared regular quarterly dividends in 2004 on May 19, 2004, August 2, 2004 and November 4, 2004, each in the amount announced on February 17, 2004.

Also, on February 17, 2004, our Board of Directors declared a special cash dividend of $4.00 per share on each of our Class A Common Stock and Class B Common Stock. The special dividend, which amounted to

$25,990,000, was paid on March 17, 2004 to stockholders of record at the close of business on March 3, 2004.

As provided in the our corporate charter, regular cash dividends paid on our Class B Common Stock are to be in an amount equal to 110% of the amount paid on our Class A Common Stock. This charter provision does not apply to special dividends.

Our declaration of future cash dividends will be at the discretion of our Board of Directors and is dependent upon, among other things, future earnings, operations, capital requirements, our general financial position and general business conditions. The terms of our credit facility generally restrict our ability to pay cash dividends, together with other repurchases or redemptions of, or other specified distributions with respect to, our capital stock, in excess of $5,000,000 in any fiscal year. This limitation did not apply to our special dividend declared in February 2004, which was specifically excluded from this limitation.

Purchases of Equity Securities

In May 1998, our Board of Directors approved a stock repurchase plan authorizing the repurchase of up to an aggregate of 750,000 shares of our outstanding common stock, either Class A or Class B or a combination thereof. Unless terminated earlier by a resolution of our Board of Directors, the plan will expire when we have repurchased all shares authorized for repurchase under the plan. We announced this plan publicly on June 4, 1998. We did not make any repurchases under this plan during the quarter ended December 31, 2004, and as of December 31, 2004 a maximum of 168,376 shares of our outstanding common stock, either Class A or Class B or a combination thereof, may be purchased under the plan.

ITEM 6 - SELECTED FINANCIAL DATA

The selected consolidated financial data set forth below should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included in this Annual Report on Form 10-K.

The selected consolidated financial data set forth below as of December 31, 2004 and January 2, 2004 and for the years ended December 31, 2004, January 2, 2004 and January 3, 2003 are derived from the audited consolidated financial statements of Saucony included in this Annual Report on Form 10-K. All other selected consolidated financial data set forth below is derived from audited financial statements of Saucony not included in this Annual Report on Form 10-K. Our historical results are not necessarily indicative of our results of operations to be expected in the future.

	Year Ended Dec 31, 2004	Year Ended Jan. 2, 2004(1)	Year Ended Jan. 3, 2003	Year Ended Jan. 4, 2002	Year Ended Jan. 5, 2001
		(in thousands except per share amounts)			
Selected Income Statement Data					
Revenues	$ 166,676	$ 136,445	$ 133,499	$ 132,364	$ 167,920
Operating income (loss) (2), (3), (4)	18,177	12,997	8,943	(269)	16,123
Net income (loss)	10,418	8,488	5,243	(940)	8,963
Earnings (loss) per common share – basic					
Class A common stock	$ 1.51	$ 1.31	$ 0.81	$ (0.15)	$ 1.37
Class B common stock	$ 1.66	$ 1.44	$ 0.89	$ (0.16)	$ 1.51
Earnings (loss) per common share – diluted					
Class A common stock	$ 1.38	$ 1.26	$ 0.80	$ (0.15)	$ 1.34
Class B common stock	$ 1.52	$ 1.38	$ 0.88	$ (0.16)	$ 1.47
Weighted average common shares and equivalents outstanding					
Basic:					
Class A common stock	2,521	2,521	2,563	2,567	2,606
Class B common stock	3,972	3,583	3,544	3,513	3,586
	6,493	6,104	6,107	6,080	6,192
Diluted: (5)					
Class A common stock	2,521	2,521	2,563	2,567	2,606
Class B common stock	4,559	3,850	3,623	3,513	3,735
	7,080	6,371	6,186	6,080	6,341
Cash dividends per share of common stock:					
Class A common stock	$ 4.200	$ 0.120	--	--	--
Class B common stock	$ 4.220	$ 0.132	--	--	--

Selected Balance Sheet Data

	Dec 31, 2004	Jan. 2, 2004	Jan. 3, 2003	Jan. 4, 2002	Jan. 5, 2001
			(in thousands)		
Current assets	$ 84,637	$ 92,801	$ 80,670	$ 69,538	$ 73,531
Current liabilities	24,071	18,992	16,343	12,325	15,919
Working capital	60,566	73,809	64,327	57,213	57,612
Total assets	96,257	100,688	87,540	78,100	83,285
Capitalized lease obligations, net of current portion	138	--	--	--	34
Stockholders' equity	68,691	79,054	68,696	63,162	64,620

---

(1) See Note 1 to our Consolidated Financial Statements regarding reporting period.
(2) See Note 16 to our Consolidated Financial Statements regarding our Bangor, Maine plant closing and other charges incurred in fiscal 2001.
(3) In fiscal 2000 we sold substantially all of the assets and business of our former cycling division. In connection with the sale we recorded a pre-tax loss of $2,661 which is included in the operating income for fiscal 2000.
(4) Includes environmental charge of $2,275 which is included in operating income for fiscal 2004.
(5) Includes common stock and dilutive options and stock warrants, with the exception of fiscal 2001, since the common stock equivalents were anti-dilutive.

ITEM 7 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

In the following management's discussion and analysis of financial condition and results of operations: (1) when we refer to the 2004 fiscal year, we mean the fiscal year ended December 31, 2004, (2) when we refer to the 2003 fiscal year, we mean the fiscal year ended January 2, 2004, (3) when we refer to the 2002 fiscal year, we mean the fiscal year ended January 3, 2003 and (4) all amounts are in thousands, except share and per share amounts.

Business Overview

Our core business focus is to design, develop and market performance-oriented athletic footwear and athletic apparel, which we sell under the Saucony brand name, and athletic apparel, which we sell under the Hind brand name. Sales of Saucony brand products accounted for approximately 85% of our consolidated net sales for fiscal 2004 and 83% of our consolidated net sales for fiscal 2003 and fiscal 2002, the significant majority of which are sales of Saucony footwear products. Our results of operations, financial position and cash flows are heavily dependent upon our Saucony footwear business. Our ability to increase Saucony footwear sales is dependent in significant part upon increasing our share of the market for athletic footwear sales.

We pursue different strategies for our two Saucony footwear product categories, technical footwear and Originals footwear. For our technical footwear category, we combine high quality materials and components with technical features designed to meet the performance requirements of athletes who have a high participation rate, meaning they actively and regularly participate, in their choice of sport. We incorporate either our Ground Reaction Inertia Device, or GRID system, or our proprietary footwear technology, Custom Ride Management, into a majority of our technical and mid-priced cross-over footwear products. For our Originals footwear category, we design fashion-oriented footwear intended to appeal to younger consumers who generally do not wear the footwear for athletic purposes.

Because our primary footwear focus is in technical footwear, we direct most of our design and development efforts and working capital investments towards our Saucony technical footwear. We view our Originals footwear as a market opportunity which we must carefully manage due to rapid shifts in consumer preferences. Accordingly, we limit our investment in working capital for, and our spending on marketing, design and development of, our Originals footwear.

Our Saucony technical footwear and Originals footwear, along with athletic apparel we sell under the Saucony brand name, constitute one operating segment. We have another operating segment which consists of athletic apparel we sell under the Hind brand name, shoes for coaches and officials, cleated football and multi-purpose footwear, casual leather walking and workplace footwear we sell under the Spot-bilt brand name and sales of all of our and third parties' products at our 21 factory outlet stores. We refer to this segment as our Other Products segment. Sales from our Other Products segment accounted for approximately 15% our consolidated net sales for fiscal 2004 and 17% of our consolidated net sales for each of fiscal 2003 and fiscal 2002. A majority of these sales are sales of our Hind athletic apparel.

We compete in intensely competitive markets. Our ability to achieve sales growth is dependent upon several factors including, product design and technical performance, product quality, price, styling and our ability to market and promote our brand and our products. Our business is sensitive to consumer spending patterns, which in turn are subject to prevailing regional and national economic patterns, such as employment levels and consumer confidence. Economic uncertainty and decreased consumer confidence may restrict consumer spending, thereby negatively affecting our sales and results of operations.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results may differ materially from these estimates. Our significant accounting policies are described in Note 1 to the consolidated financial statements included in Item 8 of this Annual Report on Form 10-K. Critical accounting policies are those policies that reflect significant judgments and uncertainties and could potentially result in materially different results under different assumptions and conditions. Our most critical accounting policies are as follows:

- Revenue Recognition

  We recognize revenue from product sales when title passes and all the rewards and risk of loss have been transferred and all the criteria for revenue recognition described in SEC Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition in Financial Statements. Title generally passes upon shipment or upon receipt by the customer. We record retail store revenues at the time of sale. We recognize royalty revenue as we earn the royalties during the terms of our license agreements.

  As part of our revenue recognition policy, we must make estimates for defective product returns and other allowances related to current period product revenue. We record a provision for defective product returns and other allowances based upon past experience and the receipt of notification of pending returns. While the returns have historically been within our expectations and the provisions established, the product return rate may not remain constant. Any significant increase in the product return rate would require that we increase our reserves. This would reduce our net sales and could have a material adverse effect on our results of operations and cash flows for the period in which the returns materialize. If actual or expected future returns and allowances were significantly greater or lower than the reserves we established, we would record a reduction or increase to our reserves in the period in which such determination was made.

- Accounts Receivable – Allowances for Doubtful Accounts

  We maintain allowances for doubtful accounts and therefore must estimate losses resulting from the inability of our customers to make required payments. We analyze our accounts receivable, historical bad debt trends, customer creditworthiness, economic trends and changes in our customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. As noted in Note 18 of our consolidated financial statements included in Item 8 of this Annual Report on Form 10-K, we have a credit risk concentration due to the concentration of our domestic Saucony footwear sales within a relatively small customer base. If the liquidity or financial condition of any of our larger customers were to deteriorate, resulting in an impairment of their ability to make payments due us, or if payment schedules of our customers are otherwise delayed from historical trends, we would be required to record additional allowances to our provision for doubtful accounts. This would increase our general and administrative expenses and could have a material adverse effect on our results of operations and cash flows.

- Cooperative Advertising

  We engage in cooperative advertising programs whereby our retailers are allowed to receive a set percentage of their purchases of our products as reimbursement for their advertising or marketing costs in jointly promoting our products within their businesses. The purpose of our cooperative advertising programs is to encourage advertising and promotions for the sale of our products. We acquire costs as selling expense on the basis of sales to qualifying retailers at the time of the revenue recognition. Our retailers will develop specific marketing programs, subject to our approval, to utilize the funds in a manner intended to best promote both themselves and our products. On a quarterly basis, we evaluate the adequacy of our cooperative advertising accrual. Further, we evaluate the classification of these costs in accordance with Emerging Issues Task Force Issue 01-09, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)." We account for cooperative advertising costs as a selling expense provided that the cooperative advertising costs meet the requirements defined in EITF 01-09. EITF 01-09 requires that we account for consideration given to a retailer as a reduction of revenue unless we receive an identifiable benefit, which is separable from the retailer's original purchase and can reasonably estimate the fair value of this benefit. For the arrangements that do not meet these requirements, we account for the cooperative advertising costs as a reduction of net sales.

At December 31, 2004, our cooperative advertising accruals totaled $1,281, compared to $1,002 at January 2, 2004. The increase in the cooperative advertising reserves at December 31, 2004 was due primarily to increased participation by our retailers in fiscal 2004. As part of our reserve valuation, we must make estimates for retailer participation and determine the income statement classification of the cooperative advertising allowances. Our estimates are based primarily on our past experience with the retailers. When possible, we base these estimates on past experience with the specific retailers, as well as our experience with retailers generally. If retailer participation were to increase, selling costs and cooperative advertising accruals would increase.

- Volume Incentive Reserves

We utilize volume incentive rebates whereby certain retailers receive a volume incentive rebate equal to a specified percentage of shipments to the retailer provided that the retailer achieves a cumulative level of revenue transactions with us. The purpose of our volume incentive rebates programs is to encourage our retailers to increase the amount of their purchases of our products. We recognize the rebate obligation as a reduction of net sales based on a systematic and rational allocation of the cost of honoring the rebates earned and claimed to each of the underlying revenue transactions that results in progress by the retailer toward earning the rebate. During fiscal 2004 and fiscal 2003 we recorded $1,442 and $522 of volume incentive rebates, respectively, as a reduction of net sales.

At December 31, 2004, our volume incentive rebate reserve totaled $843, compared to $442 at January 2, 2004. The increase in the volume incentive rebates reserve at December 31, 2004 was due primarily to offering volume incentive rebates to additional domestic retailers in fiscal 2004. As part of our reserve valuation, we must make estimates for anticipated cumulative revenue transactions with our retailers. We estimate cumulative revenue levels by adding period-to-date net sales and expected future net sales based on our order backlog, as well as our past experience with specific retailers and our experience with retailers generally. If net sales were to exceed our estimated net sales, we would be required to record adjusting entries to increase our volume incentive rebate reserves. This would reduce our net sales and could have a material adverse effect on our results of operation, financial position and cash flows.

- Inventories

We value our inventory at the lower of the actual cost to purchase or the current estimated market value. We calculate the provision for excess and obsolete inventory as the difference between the cost of the inventory and our estimated market value of the inventory. We estimate market value based upon estimated product demand and market conditions. We record the provision as a charge to cost of sales. If actual future demand or market conditions are less favorable than those we project, the estimated market value of our inventory would decrease and additional provisions to write down inventory may be required. This could materially reduce our amount of current assets and increase our cost of goods sold and could have a material adverse effect on our results of operations and cash flows.

- Property, Plant and Equipment

We record property, plant and equipment, including buildings, leasehold improvements, equipment and computer equipment at cost and depreciate it over the applicable estimated useful life. Changes in circumstances, such as technological advances or changes to our business operations, can result in differences between the actual and estimated useful lives. In those cases where we determine that the useful life of a long-lived asset should be decreased, we would increase depreciation over the remaining useful life to depreciate the asset's net book value to its salvage value. Decreasing an assets' estimated useful life would increase general and administrative expenses and could have a material adverse effect on our results of operations and financial position.

- Impairment of Long-Lived Assets

We review the recoverability of our long-lived assets (property, plant and equipment and deferred charges) when events or changes in circumstances occur that indicate that the carrying value of the assets may not be recoverable. We recognize an impairment of a long-lived asset if the carrying value of the long-lived asset is not recoverable from its estimated future cash flows. We measure an impairment loss as the difference between the carrying amount of the asset and its estimated fair value. During both fiscal 2004 and fiscal 2003, we recorded impairment charges of $15 to reduce the carrying amount of long-lived assets used in our retail operations, which carrying value we deemed to be not recoverable from its future cash flows. The charge is included in general and administrative expenses. Should future events and circumstances cause cash flows associated with any of our long-lived assets to decline significantly from our estimates, we may need to record charges for impairment of long-lived assets, which would increase our general and administrative expenses and could have a material adverse effect on our results of operations and financial position.

We no longer amortize goodwill and other indefinite-lived intangible assets. Rather, we review them for impairment. We would record an impairment if the carrying value of the asset exceeds our estimate of its fair market value. We record impairment charges as a component of general and administrative expenses. We test the impairment of our goodwill annually. We completed an annual test for impairment at December 31, 2004 and determined that goodwill was not impaired. At December 31, 2004, the carrying value of goodwill was $912. Our estimates of future cash flows may differ materially from actual cash flows due to, technological changes, economic conditions or changes to our business operations. A charge for impairment of goodwill may be necessary if we experience a significant decline in our future cash flows. Such a charge could have a significant adverse effect on our results of operations and financial position.

- Income Taxes

We estimate our income taxes in each of the jurisdictions that we operate. This process requires us to estimate our current tax exposure, together with assessing temporary differences, which result in deferred tax assets and liabilities. We recognize deferred tax assets and liabilities based on the difference between the financial statement carrying amounts and the tax bases of assets and liabilities. We regularly review our deferred tax assets for recoverability and establish valuation allowances when we determine that it is more likely than not that the deferred tax assets resulting from operating losses will not be realized. Realization of deferred tax assets (such as net operating loss carryforwards) is dependent upon future taxable earnings and is therefore uncertain. During fiscal 2003, we reversed $613 of deferred tax valuation allowances on loss carryforwards that we expect to realize, decreasing our tax expense in the period we made that reversal. At December 31, 2004, we have provided valuation allowances in an amount equal to our long-term deferred tax assets which have resulted from net operating losses in certain foreign and state tax jurisdictions.

In evaluating exposures associated with various tax filing positions, we have accrued $951 for probable tax contingencies as of December 31, 2004. In 2004, we provided an additional $235 related to 2004 tax filing positions. We believe that our tax contingencies have been adequately provided for in the accompanying financial statements. To the extent the we prevail in matters for which accruals have been established or are required to pay amounts in excess of these accruals, our effective tax rate in a given financial statement period could be materially affected.

U.S. generally accepted accounting principles allow companies to defer the recognition of tax liability on undistributed earnings of foreign subsidiaries that are indefinitely reinvested in the foreign operation. At December 31, 2004, we had approximately $9,522 of undistributed earnings of foreign subsidiaries that are indefinitely reinvested in foreign operations for which we have not recorded deferred income taxes.

Were we to repatriate foreign earnings which have been designated as indefinitely invested in foreign operations, we would record additional tax expense at the time of repatriation.

In December 2004, the FASB issued FASB Staff Position No. 109-1, Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004. FSP 109-1 clarifies that the manufacturer's deduction provided for under the American Jobs Creation Act of 2004 should be accounted for as a special deduction in accordance with SFAS 109 and not as a tax rate reduction. The adoption of FSP 109-1 will have no impact on our results of operations or financial position for fiscal 2005 because the manufacturer's deduction is not available to us until fiscal year 2006. We are evaluating the effect that the manufacturer's deduction will have in subsequent years.

The FASB also issued FASB Staff Position No. 109-2, Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004. The AJCA introduces a special one-time dividends received deduction on the repatriation of foreign earnings to a U.S. taxpayer, provided specified criteria are met. FSP 109-2 provides accounting and disclosure guidance with respect to this deduction. Until the Treasury Department or Congress provides additional clarifying guidance on key elements, the amount of foreign earnings to be repatriated by us, if any, cannot be determined; however, the presumption that such unremitted earnings will be repatriated cannot be overcome. FSP 109-2 grants an enterprise additional time beyond the year ended December 31, 2004, in which the AJCA was enacted, to evaluate the effects of the AJCA on its plan for reinvestment or repatriation of unremitted earnings.

- Stock-Based Compensation

We have elected to continue to measure stock-based compensation expense using the intrinsic value method. Accordingly, we measure compensation cost for stock options and restricted stock awards as the excess, if any, of the quoted market price of our stock at the date of the grant over the exercise price an employee must pay to acquire the stock. We calculate compensation cost for common stock purchase warrants based upon the fair value at the grant date. We amortize stock-based compensation arising from the issuance of restricted stock warrants, below market options and stock-based compensation resulting from common stock purchase warrants over the vesting period of the stock grant, option term or the warrant term. Amortization of stock-based compensation amounted to $0 for 2004, $37 for 2003 and $43 for 2002, respectively. In fiscal 2003, we accelerated the vesting of the common stock purchase warrants which required us to record $416 of stock-based compensation expense. Had we determined the stock-based compensation expense for our stock options based upon the fair value at the grant date for stock option awards our reported net income would have been reduced by $1,400 in fiscal 2004, $1,138 in fiscal 2003 and $684 in fiscal 2002.

In December 2004, the Financial Accounting Standards Board issued SFAS No. 123R, "Share-Based Payment". This statement is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation," and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. The provisions of this statement are effective for interim or annual periods beginning after June 15, 2005. We are evaluating the provisions of this revision to determine its effect on our consolidated financial statements. We expect that the adoption of this statement will have a material adverse effect on our results of operations.

- Hedge Accounting for Derivatives

We enter into forward currency exchange contracts to hedge anticipated foreign currency exchange transactions, as well as the resulting intercompany liabilities which are denominated in currencies other than the functional currency of our foreign operations. These contracts economically function as effective hedges of the underlying exposures; however, we are required to record changes in the fair value of these foreign currency contracts against earnings in the period of the change.

We estimate the fair value of our foreign currency exchange contracts based on foreign exchange rates as of December 31, 2004. At December 31, 2004, the notional value of our foreign currency exchange contracts to purchase U.S. dollars was $8,570. The fair value of our foreign currency exchange contracts at December 31, 2004 was $8,150. We recorded a charge in 2004 of $420 against earnings to adjust our derivatives to their fair value. Since December 31, 2004, the value of the U.S. dollar has strengthened against the Canadian dollar, the Euro and the Pound Sterling. If the U.S. dollar were to weaken in comparison to the Pound Sterling, the Canadian dollar or the Euro, we would record additional charges in fiscal 2005 to adjust our derivatives to their fair value. The amount of the potential charge is dependent upon the change in foreign exchange rates from the December 31, 2004 rates to the time that the forward exchange contract matures or to the foreign exchange rates as of the period end reporting date. These charges could have a material adverse effect on our future results of operations, financial position and cash flows.

- Environmental Costs

We accrue for costs associated with environmental obligations when these costs are probable and reasonably estimable in accordance with American Institute of Certified Public Accountants Statement of Position 96-1, "Environmental Remediation Liabilities (Including Auditing Guidance)". We generally recognize accruals to address estimated costs for environmental obligations no later than the date when we learn what cleanup measures, if any, are likely to occur to address the environmental conditions at issue. In the year ended December 31, 2004, we recorded a charge of $2,275 to address environmental conditions at our East Brookfield, Massachusetts distribution facility. SoP 96-1 defines the costs to be included among environmental liabilities. In accordance with SoP 96-1, the environmental charge includes the estimated direct costs to investigate and address the conditions on the East Brookfield, Massachusetts property and the associated engineering, legal and consulting costs we expect to incur as we address those environmental conditions. We discovered the conditions resulting in this accrual in December 2004. Our investigation is in its early stage. Our assessment of our liability and the associated costs is an estimate based upon currently-available information after consultation with environmental consultants, engineers and attorneys assisting us in addressing these environmental issues. Our actual costs to address the environmental conditions may change based on further investigations, based on the conclusions of regulatory authorities about information gathered in those investigations and due to the inherent uncertainties involved in estimating conditions in the environment and the costs of addressing such conditions. We do not discount costs of expenditures for environmental obligation to their present value. At December 31, 2004 our accrual for environmental charges was $2,275. Our costs to address the environmental conditions at our East Brookfield, Massachusetts could vary materially from our current estimate. Estimated costs to address the environmental conditions range from $1,242 to $4,621. If, based upon additional investigation and study, our actual costs to address the environmental conditions were to exceed our estimate, we would be required to record additional environmental charges, which could have a material adverse effect on our results of operations and cash flows. As of December 31, 2004, we have not identified or made a claim against parties that caused or are otherwise responsible for the conditions at our facility, and we have not determined whether such parties exist; nor does our accrual include legal costs to investigate or pursue potential recoveries from such parties.

Highlights

	Increase (Decrease)			
	2004 vs. 2003		2003 vs. 2002	
Net sales	$ 30,086	22.1%	$ 2,870	2.2%
Gross profit	15,490	29.5	6,607	14.4
Selling, general and administrative expenses	7,816	19.4	2,921	7.8

	$ Change	
	2004 vs. 2003	2003 vs. 2002
Operating income	$ 5,180	$ 4,054
Income before income taxes and minority interest	4,185	4,293
Net income	1,930	3,245

	Percent of Net Sales		
	2004	2003	2002
Gross profit	40.9%	38.5%	34.4%
Selling, general and administrative expenses	28.9	29.5	28.0
Operating income	10.9	9.6	6.7
Income before income taxes and minority interest	10.7	10.0	7.0
Net income	6.3	6.2	3.9

Consolidated Nét Sales

Net sales increased $30,086, or 22%, to $166,152 in fiscal 2004 from $136,066 in fiscal 2003. Net sales increased $2,870, or 2%, to $136,066 in fiscal 2003 from $133,196 in fiscal 2002.

On a geographic basis, domestic sales increased $24,194, or 23%, to $127,815 in fiscal 2004 from $103,621 in fiscal 2003. International sales increased $5,892, or 18%, to $38,337 in fiscal 2004 from $32,445 in fiscal 2003. $2,623 of our international sales increase in fiscal 2004 is attributable to favorable changes in foreign exchange rates, as compared to fiscal 2003. Domestic sales increased $268, to $103,621 in fiscal 2003 from $103,353 in fiscal 2002. International sales increased $2,602, or 9%, to $32,445 in fiscal 2003 from $29,843 in fiscal 2002. $2,925 of our international sales increase in fiscal 2003 is attributable to favorable changes in foreign exchange rates, as compared to fiscal 2002.

Saucony Segment

	2004 Total / Change from Prior Year	2003 Total / Change from Prior Year	2002 Total
Net Sales	$140,749 / 25%	$112,711 / 2%	$110,829

Net Sales: 2004 Compared to 2003

Worldwide net sales of Saucony branded footwear and Saucony branded apparel increased $28,038, or 25%, to $140,749 in fiscal 2004 from $112,711 in fiscal 2003, due to $27,942 of increased sales of Saucony footwear and $96 of increased sales of Saucony apparel. In addition, favorable changes in foreign exchange rates resulting from a weaker U.S. dollar against European and Canadian currencies in fiscal 2004, as compared to fiscal 2003, increased Saucony footwear sales by $2,503. The increase in sales of Saucony footwear was due primarily to a 20% increase in footwear unit volumes partially offset by a 3% decrease in average wholesale per pair footwear selling prices. The volume of footwear sold in fiscal 2004 increased 29%, to 4,841 pair from 3,761 pair in fiscal 2003, primarily due to increased domestic mid-priced cross-over footwear unit volumes and increased domestic Originals footwear unit volumes and, to a lesser extent, increased domestic closeout footwear unit volumes, increased domestic technical footwear unit volumes, increased international technical footwear unit volumes and increased special makeup footwear unit volumes, partially offset by lower international Originals footwear unit volumes. Average domestic and international wholesale per pair footwear selling prices in fiscal 2004 decreased 3%, compared to fiscal 2003. The increase in sales of Saucony apparel was due primarily to favorable currency exchange, resulting from a weaker U.S. dollar against European and Canadian currencies, partially offset by lower domestic apparel sales and decreased apparel sales at our Dutch and Canadian subsidiaries.

Domestic net sales increased $22,100, or 27%, to $103,820 from $81,720 in fiscal 2003, due primarily to $11,312 of increased sales of mid-priced cross-over footwear, $5,791 of increased sales of Originals footwear, $2,926 of increased sales of technical footwear and $2,700 of increased sales of closeout footwear, offset partially by $598 of decreased sales of special makeup footwear and $31 of decreased sales of Saucony apparel. The volume of domestic footwear sold in fiscal 2004 increased 36% to 3,857 pair from 2,833 pair in fiscal 2003, including a 66% increase in mid-priced cross-over footwear unit volumes to 1,130 pair, a 57% increase in Originals footwear unit volumes to 904 pair, an 11% increase in technical footwear unit volumes to 864 pair, a 151% increase in closeout footwear unit volumes to 243 pair and a 2% increase in special makeup footwear unit volumes to 715 pair. The cross-over footwear volume increase was due primarily to the introduction of several mid-priced models in 2004, including the Grid T4 and the Grid Aura TR6, along with additional color variations of the Grid Aura TR5, which we introduced in 2003, sold into the athletic mall, fashion mall, sporting goods and value channels. The Originals footwear volume increase was due primarily to our introduction of color variations of the Jazz Original and Shadow Original models, for both adults and children, sold into the athletic mall, sporting goods and value channels. The average domestic wholesale per pair footwear selling price in fiscal 2004 decreased 4%, as compared to fiscal 2003. The lower average wholesale selling price per pair was due to a change in the product mix of our cross-over, technical, Originals and special makeup footwear sold to lower price products and increased cross-over, special makeup and Originals footwear unit volumes, both of which sell at prices below our first quality technical footwear. Also contributing to the decreased domestic wholesale per pair selling price decrease in fiscal 2004 were a $923 increase in volume rebates provided to domestic customers and a $434 increase in cooperative advertising allowances that did not meet the requirements of EITF 01-09, which costs are accounted for as a reduction of net sales.

During the fourth quarter of fiscal 2004, our sales into the athletic and fashion mall channels of our cross-over footwear decreased 11% and our Originals footwear decreased 6% from the comparable period in fiscal 2003. We expect further significant declines in sales of cross-over and Originals footwear into these channels through the first half of fiscal 2005.

Sales of closeout footwear accounted for approximately 4%, or $4,394, of domestic Saucony net sales in fiscal 2004 compared to 2%, or $1,694, in fiscal 2003. The increase in closeout footwear sales in fiscal 2004 was primarily due to increased closeout unit volume sold in the fourth quarter of 2004 to reduce excess inventory supply of cross-over footwear.

Originals footwear accounted for approximately 23% of fiscal 2004 domestic footwear unit volume versus 20% in fiscal 2003. The unit volume increase in Originals footwear in fiscal 2003 was primarily due to increased unit volume of Jazz Originals and Shadow Originals, for both adults and children, sold into the athletic mall, sporting goods and value channels.

Our domestic order cancellation rate for fiscal 2004 was comparable with our historical averages.

International net sales increased $5,938, or 19%, to $36,929 in fiscal 2004 from $30,991 in fiscal 2003, due to $2,503 attributable to favorable currency exchange, primarily resulting from a weaker U.S. dollar against European and Canadian currencies, $2,225 of increased footwear sales at our subsidiaries due primarily to higher footwear unit volume and, to a lesser extent, higher average wholesale per pair footwear selling prices, and a $1,291 increase in footwear sales at our international distributor business due to higher average wholesale per pair footwear selling prices and a $127 increase in Saucony apparel sales at our Canadian and British subsidiaries due to favorable currency exchange. The volume of international footwear sold in fiscal 2004 increased 6%, to 984 pair, from 928 pair in fiscal 2003. Footwear unit volumes increased 8%, to 620 pair, from 571 pair, sold at our subsidiaries in fiscal 2004 compared to fiscal 2003. Our international distributor footwear unit volume increased 2%, to 364 pair, from 356 pair in fiscal 2004, compared to fiscal 2003. The footwear unit volume increase at our subsidiaries was due primarily to increased technical footwear unit volume at our Canadian subsidiary and, to a lesser extent, increased technical footwear unit volume sold at our Dutch subsidiary, partially offset by a decrease in special makeup footwear unit volume sold at our British subsidiary. The international footwear average wholesale per pair selling price increased due to a change in the product mix to higher priced technical footwear and decreased unit volume of special makeup footwear sold at our British subsidiary and a change in the international distributors product mix for technical footwear to higher priced product.

The footwear unit volume increase at our international distributor business in fiscal 2004 was due primarily to the expansion by three new distributors of distribution into China, Taiwan and Russia and increased technical unit volume sold to European distributors. Footwear unit volume sold into Japan decreased 12% due to a 77% decrease in Originals footwear unit volume, partially offset by an increase in technical footwear unit volume. Distributor sales into the Japanese footwear market accounted for $1,364, or 4%, of international sales in fiscal 2004, compared to $1,357, or 4%, in fiscal 2003.

Net Sales: 2003 Compared to 2002

Worldwide net sales of Saucony branded footwear and Saucony branded apparel increased $1,882, or 2%, to $112,711 in fiscal 2003 from $110,829 in fiscal 2002, due to $1,073 of increased sales of Saucony footwear and, $809 of increased sales of Saucony apparel. The increase in sales of Saucony footwear was due to $2,859 attributable to favorable currency exchange, resulting primarily from a weaker U.S. dollar against European and Canadian currencies, partially offset by a $1,456 decrease in domestic footwear sales. The volume of footwear sold in fiscal 2003 increased 1%, to 3,761 pair from 3,707 pair in fiscal 2002, primarily due to increased domestic technical footwear unit volumes, increased domestic Originals footwear unit volumes and increased special makeup footwear unit volumes, partially offset by lower international technical and lower international Originals footwear unit volumes. Average domestic and international wholesale per pair footwear selling prices in 2003 decreased 3% as compared to 2002. The increase in sales of Saucony apparel was due primarily to sales of new products by our Canadian and British subsidiary.

Domestic net sales decreased $1,462, or 2%, to $81,720 from $83,182 in fiscal 2002, due primarily to $2,565 of decreased sales of closeout footwear, $168 of decreased sales of special makeup footwear and $6 of decreased sales of Saucony apparel, offset partially by $995 of increased sales of technical footwear and $284 of increased sales of Originals footwear. The volume of domestic footwear sold in fiscal 2003 increased 2% to 2,833 pair from 2,775 pair in fiscal 2002, including a 12% increase in technical footwear unit volumes to 1,460 pair, an 8% increase in Originals footwear unit volumes to 578 pair and a 2% increase in special makeup footwear unit volumes to 698 pair, partially offset by a 61% decrease in closeout footwear unit volumes to 97 pair. The technical footwear volume increase was due primarily to our introduction of the Grid Aura TR 5, a mid-priced model, in 2003. The average domestic wholesale per pair footwear selling price in 2003 decreased 7% in fiscal 2003, as compared to fiscal 2002. The lower average wholesale selling price per pair was due to a change in the product mix of our technical, Originals and special makeup footwear sold to lower price products and increased special makeup footwear and increased Originals footwear unit volumes, both of which sell at prices below our first quality technical footwear.

Sales of closeout footwear accounted for approximately 2%, or $1,694, of domestic Saucony net sales in fiscal 2003 compared to 5%, or $4,249, in fiscal 2002. The decrease in closeout footwear sales was due to lower inventory quantities of past season footwear available for sale in fiscal 2003 due to improvements in our supply chain.

Originals footwear accounted for approximately 20% of fiscal 2003 domestic footwear unit volume versus 19% in fiscal 2002. The unit volume increase in Originals footwear was primarily due to increased unit volume of Jazz Originals sold into the mall channel.

Our domestic order cancellation rate for fiscal 2003 was comparable with our historical averages.

International net sales increased $3,344, or 12%, to $30,991 in fiscal 2003 from $27,647 in fiscal 2002, due to $2,859 attributable to favorable currency exchange, primarily resulting from a weaker U.S. dollar against European and Canadian currencies, $815 of increased sales of Saucony apparel and $13 of increased footwear sales at our subsidiaries due to higher footwear unit volume, partially offset by a $343 decrease in footwear sales at our international distributor business. Our international Saucony apparel sales increased primarily due to sales of new products by our Canadian and British subsidiaries. The footwear unit volume increase at our subsidiaries was due primarily to increased special makeup footwear unit volume sold by our British subsidiary, partially offset by decreased technical footwear unit volume at our Canadian subsidiary and, to a lesser extent, decreased technical footwear unit volume sold at our Dutch subsidiary. The overall volume of international footwear sold in fiscal 2003 decreased to 928 pair from 932 pair in fiscal 2002. Footwear unit volumes decreased 3%, to 357 pair, at our international distributor business, partially offset by a 1% increase in footwear unit volume, to 571 pair, sold at our subsidiaries in fiscal 2003 compared to fiscal 2002. Footwear unit volume at our international distributor business decreased in fiscal 2003 due primarily to a 5% decrease in Originals footwear unit volume sold in the Japanese footwear market partially offset by a 29% increase in technical footwear unit volumes sold in Australia, Israel and Sweden. Distributor sales into the Japanese footwear market accounted for $1,357, or 4%, of international sales in fiscal 2003, compared to $2,494, or 9%, in fiscal 2002. The international footwear average wholesale per pair selling price decreased due to a change in the product mix to lower priced technical footwear and increased unit volume of special makeup footwear sold at our British subsidiary and by a change in the international distributors product mix for technical footwear to lower priced product.

Other Products Segment

	2004 Total / Change from Prior Year	2003 Total / Change from Prior Year	2002 Total
Net Sales	$25,403 / 9%	$23,355 / 4%	$22,367

The Other Products segment consists of our Hind athletic apparel, twenty-one factory outlet stores, Spot-bilt coaches' and officials' shoes, cleated football and multi-purpose footwear, casual walking and workplace footwear and sales of our Hyde Authentic casual footwear, the distribution of which we discontinued in fiscal 2002. Each of the businesses represented less than 10% of total revenues. In the aggregate, these businesses represented 15% of consolidated net sales in fiscal 2004.

Net Sales: 2004 Compared to 2003

Worldwide sales of Other Products increased $2,048, or 9%, to $25,403 in fiscal 2004 from $23,355 in fiscal 2003 due primarily to $2,250 of increased sales at our factory outlet division, $135 of increased domestic sales of our Hind brand apparel and, to a lesser extent, $133 of increased sales of our Spot-bilt brand footwear and $120 attributable to favorable currency exchange, primarily resulting from a weaker U.S. dollar against European and Canadian currencies, partially offset by $583 of decreased international sales of our Hind brand apparel and $7 of decreased sales due to the discontinuance of our Hyde Authentics footwear line.

Domestic net sales of Other Products increased $2,094, or 10%, to $23,995 in fiscal 2004 from $21,901 in fiscal 2003 due primarily to a 22% increase in sales at our factory outlet division, to $10,152 in 2004, compared to $8,318 in 2003, resulting primarily from the addition of two outlet stores in fiscal 2004 and, to a lesser extent, a 1% increase in Hind brand apparel sales, to $12,861 in 2004, compared to $12,726 in 2003. Hind apparel sales increased $135 due primarily to a 1% increase in the average wholesale unit selling price of our Hind apparel brand. Unit volumes of our Hind apparel decreased to 874 units in fiscal 2004, compared to 877 units in fiscal 2003. The increase in the average wholesale per item selling price for our Hind apparel brand was due primarily to increased special makeup unit volumes sold in fiscal 2003, which products we sell at unit prices below our first quality apparel, and increased unit volume in our running and fitness product categories, which carry lower selling prices than our cycling category. The decreased Hind apparel unit volume was due primarily to decreased special makeup unit volumes sold in fiscal 2004. Both the decrease in Hind apparel unit volume and the increase in the average wholesale per item selling price of our Hind apparel are due to lower special makeup unit volumes sold in fiscal 2004, compared to fiscal 2003. Sales of special makeup apparel accounted for approximately 10% of Hind apparel domestic net sales in fiscal 2004, compared to 23% of Hind domestic net sales in fiscal 2003. The decrease in special makeup sales in fiscal 2004 is due to the production and sale during fiscal 2003 of surplus special makeup closeout apparel from remaining raw materials in connection with our change in product sourcing. Domestic sales at our factory outlet stores open for more than one year increased 6%, or $497, in fiscal 2004, compared to fiscal 2003. Spot-bilt brand sales increased 16% in fiscal 2004 to $982, compared to $850 in fiscal 2003, due primarily to a 42% increase in footwear unit volumes, primarily due to increased cleated and walking/duty footwear unit volumes, partially offset by a 19% decrease in wholesale per pair selling prices due to closing out certain walking/duty styles.

International net sales of Other Products decreased $46, or 3%, to $1,408 in fiscal 2004 compared to $1,454 in fiscal 2003, due primarily to $583 of decreased Hind apparel sales, due primarily to discontinuing Hind apparel distribution at our Dutch subsidiary and decreased Hind apparel sales at our Canadian and British subsidiaries, partially offset by $416 of increased sales at our Canadian factory outlet stores and, to a lesser extent, $120 attributable to favorable currency exchange primarily resulting from a weaker U.S. dollar against European and Canadian currencies.

Net Sales: 2003 Compared to 2002

Worldwide sales of Other Products increased $988, or 4%, to $23,355 in fiscal 2003 from $22,367 in fiscal 2002 due primarily to $1,439 of increased sales at our factory outlet division, $599 of increased domestic sales of our Hind brand apparel and, to a lesser extent, $89 of increased sales of our Spot-bilt brand footwear and $66 attributable to favorable currency exchange, primarily resulting from a weaker U.S. dollar against European and Canadian currencies. These effects were partially offset by $808 of decreased international sales of our Hind brand apparel and $397 of decreased sales due to the discontinuance of our Hyde Authentics footwear line.

Domestic net sales of Other Products increased $1,730, or 9%, to $21,901 in fiscal 2003 from $20,171 in fiscal 2002, due primarily to a 21% increase in sales at our factory outlet division, to $8,318 in 2003, compared to $6,879 in 2002, resulting primarily from the addition of five outlet stores in fiscal 2003 and, to a lesser extent, a 5% increase in Hind brand apparel sales, to $12,726 in 2003, compared to $12,127 in 2002. Hind apparel sales increased $599 due primarily to an 18% increase in unit volume of our Hind apparel, partially offset by an 11% decrease in the average wholesale unit selling price of our Hind apparel brand. The increased Hind apparel unit volume was due primarily to increased special makeup unit volumes and increased volume of our running and fitness product categories. The decrease in the average wholesale unit selling price for our Hind apparel brand was due primarily to increased special makeup unit volumes sold in fiscal 2003, which products we sell at unit prices below our first quality apparel, and increased unit volume in our running and fitness product categories, which carry lower selling prices than our cycling category. 2003 results also reflect $397 of decreased sales of Hyde Authentics footwear as a result of our discontinuing this product line. Partially offsetting the sales increase at our factory outlet stores were a $124, or 2%, decrease in 2003, as compared to 2002, in sales at our factory outlet stores open for more than one year and $203 of decreased sales as a result of closing a factory outlet store in May 2002. Spot-bilt brand sales increased 12% in fiscal 2003 to $850, compared to $760 in fiscal 2002, due primarily to increased wholesale per pair selling prices, partially offset by a decrease in footwear unit volumes.

International net sales of Other Products decreased $742, or 34%, to $1,454 in fiscal 2003 compared to $2,196 in fiscal 2002, due primarily to $808 of decreased Hind apparel sales at our European and Canadian subsidiaries, partially offset by $66 attributable to favorable currency exchange primarily resulting from a weaker U.S. dollar against European and Canadian currencies.

Cost and Expenses

2004 Compared to 2003

Our gross margin percentage increased 2.4% to 40.9% in fiscal 2004 from 38.5% in fiscal 2003 due primarily to a reduction in our product costs. Our product costs decreased primarily due to a $2.973 decrease in international footwear product costs due to favorable currency exchange reflecting the impact of a weaker U.S. dollar against European and Canadian currencies, a $929 decrease in Saucony domestic footwear product costs reflecting negotiated price reductions and lower mold costs, $639 of volume rebates provided by two of our Saucony footwear suppliers, a $287 decrease in Hind product costs reflecting a change in our product sourcing to finished goods, a $193 decrease in our factory outlet product costs reflecting increased factory direct footwear purchases, and a $179 decrease in Spot-bilt inventory provisions taken in fiscal 2004. Other factors contributing to our gross margin increase in fiscal 2004 are a 57% increase in lower margin Hind special makeup closeout apparel sales and a 27% increase in Saucony domestic footwear at once shipments, which carry lower discounts. Offsetting these decreases in cost of sales were a $923 increase in volume rebates provided to Saucony domestic customers in 2004, a $732 increase in sales discounts at our International subsidiaries, due primarily to increased incentives offered by our British and Dutch subsidiaries to increase sales, and a $434 increase in cooperative advertising allowances which were accounted for as a reduction of net sales. Other factors offsetting the increase in gross margin in fiscal 2004 were increased footwear unit volume of mid-priced cross-over footwear sold into the athletic mall, sporting goods and value channels at lower gross margins and increased closeout footwear unit volume sold in the fourth quarter of fiscal 2004 at lower gross margins. Included in our fiscal 2003 gross margin is a charge of $416 recorded in cost of sales due to accelerating the vesting on common stock purchase warrants held by five footwear suppliers.

Selling, general and administrative expenses as a percentage of net sales decreased to 28.9% in fiscal 2004 compared to 29.5% in fiscal 2003. The decrease in the percentage resulted from net sales increasing at higher rate than the increased advertising, selling and administrative expenses in fiscal 2004. Selling, general and administrative expenses increased to $48,015, or 19%, from $40,199 in fiscal 2003, due primarily to a $1,854 increase in professional fees, $1,095 increase in administrative and selling payroll and related fringe benefits due to increased staffing, $881 increase in bad debt expense, $702 increase in incentive compensation, $550 increase in advertising, primarily in print media, $440 of operating expenses associated with the factory outlet division expansion, $432 increase in variable selling expenses, $400 increase in marketing communication costs, $380 increase in promotion costs due to increased participation at running and triathlon events and a $197 increase in depreciation. The effects of foreign exchange rate changes increased selling and administrative expenses by $575 in fiscal 2004, compared to fiscal 2003. Included in professional fees in fiscal 2004 were $1,119 of professional fees associated with our assessment of internal controls as required under Section 404 of the Sarbanes-Oxley Act of 2002 and $592 of legal and professional fees related to our review of strategic alternatives and related matters. Bad debt expense increased primarily due to the favorable litigation settlement which reduced bad debt expense by $566 in fiscal 2003 and the bankruptcy filings by two accounts.

2003 Compared to 2002

Our gross margin percentage increased 4.1% to 38.5% in fiscal 2003 from 34.4% in fiscal 2002 due primarily to a reduction in our product costs. Our product costs decreased primarily due to a $1,930 decrease in international footwear product costs reflecting favorable currency exchange due to the impact of a weaker U.S. dollar against European and Canadian currencies, a $1,311 decrease in Hind product costs, reflecting a change in our product sourcing to finished goods, a $996 decrease in Saucony domestic footwear product costs, reflecting negotiated price reductions and lower mold costs, a $395 reduction in Hind inventory reserve provisions taken in 2003 and a $225 decrease in our factory outlet product costs, reflecting increased factory direct footwear purchases. Offsetting these decreases in cost of sales were a pre-tax charge of $416 recorded in cost of sales due to accelerating the vesting on common stock purchase warrants held by five footwear suppliers, a $139 increase in Spot-bilt inventory reserve provisions taken on slow-moving Spot-bilt brand inventory and a $300 increase in volume incentive rebates provided to Saucony domestic customers in 2003.

Selling, general and administrative expenses as a percentage of net sales increased to 29.5% in fiscal 2003 compared to 28.0% in fiscal 2002. The increase in the percentage resulted from increased advertising, selling and administrative expenses in fiscal 2003. Selling, general and administrative expenses increased to $40,199, or 8%, from $37,278 in fiscal 2002, due primarily a $1,636 increase in administrative and selling payroll and related employment taxes, a $480 increase in employee healthcare costs, $426 in increased incentive compensation, $424 of increased operating expenses associated with the factory outlet division expansion, $363 in increased print media advertising, $217 increase in severance costs, $220 in increased professional fees and $175 in increased business insurance costs. The effects of foreign exchange rate changes increased selling and administrative expenses by $674 in fiscal 2003, compared to fiscal 2002. These increases were partially offset by lower provisions for bad debt expense, due to the favorable litigation settlement which reduced bad debt expense by $566, and, to a lesser extent, a $300 reduction in variable selling expense, $260 in lower depreciation expense and a $257 decrease in account specific advertising and promotion expense.

Environmental Charge

In fiscal 2004, we recorded a charge of $2,275 to address environmental conditions at our East Brookfield, Massachusetts distribution facility. We acquired this facility as part of an asset purchase in March 1985. We believe the contamination is the result of manufacturing activities that took place in the facility in the early and mid-1900s when this facility was owned and operated by an unrelated party. In accordance with SoP 96-1, the environmental charge includes the estimated direct costs to investigate and address the conditions on the East Brookfield, Massachusetts property and the associated engineering, legal and consulting costs we expect to incur as we address the environmental conditions. The following table summarizes the estimated expenses associated with our environmental charge:

Environmental response costs	$ 1,538
Engineering and risk assessment	375
Legal	352
Post-remedy monitoring	10
Total	$ 2,275

Our assessment of our liability and the associated costs is an estimate based upon currently available information after consultation with environmental engineers, consultants and attorneys assisting us in addressing these environmental issues. Estimated costs to address the environmental conditions range from $1,242 to $4,621. Our actual costs to address the environmental conditions may change based on further investigations, based on the conclusions of regulatory authorities about information gathered in these investigations and due to the inherent uncertainties involved in estimating conditions in the environment and the costs of addressing those conditions. We do not discount costs of expenditures for environmental obligations their present value. The environmental charge is included in operating expenses for the Saucony segment. At December 31, 2004 our accrual for environmental charges was $2,275 and was included on our balance sheet under current liabilities.

Plant Closing and Other Credits

On November 9, 2001 we announced the cessation of manufacturing and the closing of our Bangor, Maine facility. During the fourth quarter of fiscal 2001, we relocated our Asian sourcing and quality control office to China, resulting in the closure of our Taiwan office, and negotiated an early termination and exit of a retail store lease. As a result of these actions, we recorded pre-tax charges of $2,108 in fiscal 2001.

During fiscal 2002, we recorded a pre-tax net benefit of $214 to reduce expenses accrued in the fourth quarter of fiscal 2001 associated with the closing of our Bangor, Maine manufacturing facility and the early termination and exit of a retail store lease. Partially offsetting this pre-tax benefit was a pre-tax charge of $142 incurred to close an underperforming retail store. Expenses associated with the store closing included lease termination and other contractual costs of $51 and $91 to write-off leasehold improvements.

A pre-tax benefit of $35 was recorded in fiscal 2003 to terminate the plant-closing accrual. The benefits recorded for the Bangor, Maine plant closing was included in income before tax for the Saucony segment, and the retail store closing charge was included in income before tax for the Other Products segment.

Gain on Sale of Former Manufacturing Facility

On November 7, 2003, we completed the sale of our Bangor, Maine real property which had previously been used in the assembly of domestic Saucony footwear. The following table summarizes the sale of the Bangor, Maine real property:

Gross proceeds	$ 763
Transaction expenses	77
Net proceeds	686
Net book value of facility	357
Gain on sale	$ 329

We recorded the gain realized from the sale in operating income for the Saucony segment.

Non-Operating Income (Expense)

Interest income increased to $314 in fiscal 2004 from $245 in fiscal 2003, due to higher interest rates earned on cash balances and short-term investments. Interest income decreased to $245 in fiscal 2003 from $332 in fiscal 2002, due to lower interest rates on invested cash balances and short-term investments.

Interest expense increased to $8 in fiscal 2004 from $5 in fiscal 2003, due to interest expense recorded on capital lease obligations. Interest expense remained constant at $5 in fiscal 2003 and fiscal 2002.

Foreign currency (losses) gains decreased to an expense of $734 in fiscal 2004, compared to income of $288 in fiscal 2003. Foreign currency gains increased to $288 in fiscal 2003 from $20 in fiscal 2002. The changes in fiscal 2004, as compared to fiscal 2003, and in fiscal 2003, as compared to fiscal 2002, were primarily due to gains and losses on forward foreign currency contracts.

Income (Loss) Before Taxes and Minority Interest

Segment	2004	2003	2002
Saucony	$ 15,373	$ 11,910	$10,288
Other Products	2,386	1,664	(1,007)
Consolidated	$ 17,759	$ 13,574	$ 9,281

We evaluate segment performance and the performance of key managers based on profit or loss before income taxes and minority interest. Income before tax and minority interest increased $4,185 in fiscal 2004 to $17,759 compared to $13,574 in fiscal 2003 due primarily to increased pre-tax income realized by our Saucony segment and, to a lesser extent, increased pre-tax income realized by our Other Products segment. The improvement in pre-tax income at our Saucony segment reflected increased domestic and international net sales, due primarily to increased footwear unit volume and increased gross margins due to favorable currency exchange and lower product costs, both of which improved gross margins. The improvement in our Other Products segment income before tax and minority interest was due primarily to improved profitability at our Hind apparel brand due to increased sales, improved gross margins and lower operating expenses and, to a lesser extent, improved profitability at our factory outlets stores due to increased sales and improved gross margins.

Income before tax and minority interest increased $4,293 in fiscal 2003 to $13,574 compared to $9,281 in fiscal 2002 due primarily to increased pre-tax income realized by our Other Products segment and, to a lesser extent, increased pre-tax income realized by our Saucony segment. The improvement in our Other Products segment income before tax and minority interest was due primarily to improved profitability at our

Hind apparel brand due to increased sales, improved gross margins and lower operating expenses and, to a lesser extent, improved profitability at our factory outlets stores due to increased sales and improved gross margins. Pre-tax income at our Saucony segment increased due to lower product costs and favorable currency exchange, both of which improved gross margins.

Income Taxes

The provision for income taxes increased to $7,237 in fiscal 2004 from $4,940 in fiscal 2003 due primarily to increased domestic and international pre-tax income. The effective tax rate increased to 40.8% in fiscal 2003, compared to 36.4% in fiscal 2003, due primarily to a shift in the composition of domestic and international pre-tax income, higher marginal domestic tax rates and the reversal of valuation allowances on foreign loss carryforwards recorded in fiscal 2003, which reduced the fiscal 2003 tax provision by 2.4%. We credited income tax benefit of options exercised of $1,394 during fiscal 2004 and $162 during fiscal 2003 to additional paid-in capital. Therefore that benefit did not impact our provision for income taxes or the effective tax rate in either period. The increase in the income tax benefit of options credited to additional paid-in capital in fiscal 2004 is due to the significant increase in the exercise of stock options prior to the record date for our special cash dividend paid on our common stock in the first quarter of fiscal 2004.

During fiscal 2004, we provided $235, for probable tax contingencies.

The provision for income taxes increased to $4,940 in fiscal 2003 from $3,865 in fiscal 2002 due primarily to increased domestic and international pre-tax income. The effective tax rate decreased to 36.4% in fiscal 2003, compared to 41.6% in fiscal 2002, due primarily to the reversal of valuation allowances on foreign loss carryforwards that we expect to realize in fiscal 2004. We credited income tax benefit of options exercised of $162 during fiscal 2003 and $21 during fiscal 2002 to additional paid-in capital. Therefore that benefit did not impact our provision for income taxes or the effective tax rate in either period. During fiscal 2003, we provided $250 for probable tax contingencies.

Minority Interest in Income of Consolidated Subsidiary

Minority interest expense represents a minority shareholders' allocable share of our Canadian subsidiary's earnings after deducting for income tax. In July 2003, we entered into a Share Purchase Agreement with the minority shareholder of Saucony Canada, Inc. whereby we increased our ownership percentage of Saucony Canada, Inc. to 95% from 85% effective as of July 4, 2003. The purchase price of $547 equaled the net book value of Saucony Canada, Inc. as of July 4, 2003.

Minority interest decreased to $104 in fiscal 2004 from $146 in fiscal 2003 due primarily to increasing our ownership in Saucony Canada, Inc. Minority interest decreased to $146 in fiscal 2003 from $173 in fiscal 2002 due primarily to increasing our ownership in Saucony Canada, Inc.

Net Income

Net income for fiscal 2004 was $10,418, or $1.38 per Class A share and $1.52 per Class B share on a diluted basis, compared to $8,488, or $1.26 per Class A share and $1.38 per Class B share on a diluted basis for 2003. We used weighted average common shares and common stock equivalents of 2,521,000 Class A and 4,559,000 Class B shares for fiscal 2004 and 2,521,000 Class A and 3,850,000 Class B shares for fiscal 2003 to calculate diluted earnings per share.

Net income for fiscal 2003 was $8,488, or $1.26 per Class A share and $1.38 per Class B share on a diluted basis, compared to $5,243, or $0.80 per Class A share and $0.88 per Class B share on a diluted basis for 2003. We used weighted average common shares and common stock equivalents of 2,521,000 Class A and 3,850,000 Class B shares for fiscal 2004 and 2,563,000 Class A and 3,623,000 Class B shares for fiscal 2002 to calculate diluted earnings per share.

Liquidity and Capital Resources

Fiscal 2004

As of December 31, 2004, our cash and cash equivalents totaled $12,042, a decrease of $29,739 from January 2, 2004. The decrease was due primarily to the payment of a special cash dividend of $25,990 in March 2004 and regular quarterly cash dividends of $1,299, an increase in short term investments of $14,948, cash outlays for capital assets of $4,541, due primarily to the expansion of our corporate offices, and $59 expended in payment of capital lease obligations. This decrease in cash was offset in part by the receipt of $3,966 of cash from the issuance of shares of our common stock as a result of option and common stock purchase warrant exercises and cash provided by operations of $12,580.

Our accounts receivable at December 31, 2004 increased $3,014, net of the provision for bad debts and discounts, as compared to at January 2, 2004, due primarily to increased net sales of our Saucony and Other products in the fourth quarter of fiscal 2004. Our days' sales outstanding for our accounts receivable decreased to 49 days in fiscal 2004 from 51 days in fiscal 2003. Days' sales outstanding is defined as the number of average daily net sales in our accounts receivable as of the period end date and is calculated by dividing the end of period accounts receivable by the average daily net sales. Our days' sales outstanding decreased in fiscal 2004 due to increased at-once footwear shipments which involve shorter payment terms. The provision for bad debts and doubtful accounts increased to $6,019 in fiscal 2004 from $4,453 in fiscal 2003 due to an increase in the provision for doubtful accounts and increased sales discounts, both domestically and at our international subsidiaries in fiscal 2004. The increase in the provision for doubtful accounts in fiscal 2004 was due primarily to a favorable litigation settlement that reduced the provision in fiscal 2003 and the fiscal 2004 bankruptcy filings by two significant accounts.

Inventories increased $2,702, at December 31, 2004, as compared to January 2, 2004, due primarily to increased levels of domestic Saucony cross-over footwear, which we expect to ship at discounted margins in fiscal 2005, and higher levels of domestic Saucony special makeup footwear and Hind apparel which we expect to ship in fiscal 2005 at customary margins. Our inventory turns ratio increased to 4.1 turns in fiscal 2004 from 3.4 turns in fiscal 2003. The number of days' sales in inventory decreased to 95 days in fiscal 2004 from 98 days in fiscal 2003. The inventory turns ratio represents our net sales for a period divided by our inventory at the end of the period. Days' sales in inventory is defined as the number of average daily cost of sales in our inventory as of the period end date and is calculated by dividing the end of period inventories by the average daily cost of sales.

Other factors affecting our operating cash flows in fiscal 2004, included a $1,009 increase in accrued expenses due primarily to increased accruals for freight and inventory importation and higher levels of operating expenses, an increase of $1,179 in accounts payable due to the timing of footwear purchases in the fourth quarter of fiscal 2004 and a $340 increase in accrued income taxes payable on higher pre-tax income.

Since May 2003, we have paid regular quarterly dividends on our Class A and Class B Common Stock. In February 2004, our Board of Directors announced an increase in our regular quarterly dividends from $0.040 to $0.050 per Class A Common share and from $0.044 to $0.055 per Class B Common share. During 2004, we paid regular quarterly dividends of a total of $0.19 per Class A Common share and $0.209 per Class B Common share, for aggregate regular dividend payments of $1,299. These payments included one dividend payment in January 2004 of $0.040 per Class A Common share and $0.044 per Class B Common share, prior to the February 2004 announced increase in the dividend rates.

On February 17, 2004, our Board of Directors declared a special cash dividend of $4.00 per share on each of our Class A Common Stock and Class B Common Stock. The special dividend was paid on March 17, 2004 to stockholders of record at the close of business on March 3, 2004. The aggregate dividend payout for the special dividend amounted to approximately $25,990.

As of December 31, 2004, we recorded $351 in current liabilities, under accrued expenses, representing the dividend liability for the January 13, 2005 dividend.

Our corporate charter provides that regular cash dividends paid on our Class B Common Stock are to be in an amount equal to 110% of the amount paid on our Class A Common Stock. This charter provision does not apply to special dividends.

In January 2004, we amended our credit facility to reduce the restrictions in the facility on our ability to pay cash dividends, make other distributions on our common stock and repurchase or redeem our capital stock. As amended, the credit facility permits us to pay cash dividends, and make repurchases or redemptions of, or other specified distributions with respect to, our capital stock, in a total amount of up to $5,000 in any fiscal year. This limitation did not apply to our special dividend declared in February 2004, which was specifically excluded from this limitation.

Our declaration of future cash dividends will be at the discretion of our Board of Directors and is dependent upon, among other things, future earnings, operations, capital requirements, our general financial position and general business conditions.

During fiscal 2004, we did not make any repurchases of our common stock. In fiscal 2003, we repurchased 12,000 shares of our common stock for a total expenditure of $126. Since the approval of our stock repurchase program by our Board of Directors in May 1998, we have repurchased a total of 574,000 shares of our common stock for a total expenditure of $5,370. As of December 31, 2004, we remained authorized to repurchase up to 168,376 shares under the May 1998 stock repurchase program.

Fiscal 2003

As of January 2, 2004, our cash and cash equivalents totaled $41,781, an increase of $7,298 from January 3, 2003. The increase was due primarily to the generation of $15,045 of cash from operations and, to a lesser extent, the receipt of $686 from the sale of our former manufacturing facility in Bangor, Maine and the receipt of $644 from the issuance of shares of our common stock as a result of option exercises, partially offset by the purchase of $5,769 of short-term investments, cash outlays for purchases of capital assets of $1,667, the purchase of additional common shares of Saucony Canada, Inc. of $547, the payment of cash dividends of $518 on our common stock and the repurchase of shares of our common stock of $126.

Our accounts receivable at January 2, 2004 increased $3,075, net of the provision for bad debts and discounts (which was reduced by $566 due to a litigation settlement), as compared to at January 3, 2003, due primarily to increased net sales of our Saucony products in the fourth quarter of fiscal 2003 and an increase in our days' sales outstanding for our accounts receivable. Our days' sales outstanding for our accounts receivable increased to 51 days in fiscal 2003 from 42 days in fiscal 2002. Days' sales outstanding is defined as the number of average daily net sales in our accounts receivable as of the period end date and is calculated by dividing the end of period accounts receivable by the average daily net sales. Our days' sales outstanding increased in fiscal 2003 due to the timing of our shipments in the fourth quarter of 2003, much of which shipped in December 2003. The provision for bad debts and doubtful accounts decreased to $4,453 in fiscal 2003 from $4,752 in fiscal 2002 due to a decrease in the provision for doubtful accounts and was partially offset by an increase in discounts in fiscal 2003. The decrease in the provision for doubtful accounts in fiscal 2003 was due primarily to the favorable litigation settlement with a former customer.

Inventories decreased $6,163, at January 2, 2004, as compared to at January 3, 2003, due primarily to continued improvements in our supply chain intended to reduce on hand inventory and lower Hind brand apparel inventory due to sourcing changes. Our inventory turns ratio increased to 3.4 turns in fiscal 2003 from 3.1 turns in fiscal 2002. The number of days' sales in inventory decreased to 98 days in fiscal 2003 from 113 days in fiscal 2002. The inventory turns ratio represents our net sales for a period divided by our inventory at the end of the period. Days' sales in inventory is defined as the number of average daily cost of sales in our inventory as of the period end date and is calculated by dividing the end of period inventories by the average daily cost of sales.

Other factors affecting our operating cash flows in fiscal 2003, included an increase of $638 in accounts payable due to extended payment terms provided by our footwear suppliers, a $121 decrease in accrued income taxes payable due to the timing of tax payments and a $1,567 increase in accrued expenses due primarily to increased accruals for incentive compensation.

On May 21, 2003, our Board of Directors adopted a regular quarterly dividend plan with dividends payable at an annual rate of $0.160 per share on our Class A Common Stock and $0.176 per share on our Class B Common Stock. In 2003, the board declared regular quarterly cash dividends on May 21, 2003, August 21, 2003 and November 6, 2003, in the amount of $0.040 per share on our Class A Common Stock and $0.044 per share on our Class B Common Stock. We paid a total of $518 in dividends in 2003. On January 15, 2004, we paid the regular quarterly cash dividends declared by the Board on November 6, 2003. As of January 2, 2004, we recorded $260 in current liabilities, under accrued expenses, representing the dividend liability for the January 15, 2004 dividend.

Credit Facility

In August 2002, we entered into a revolving credit agreement under the terms of which a bank committed up to a maximum of $15,000 to us for cash borrowings and letters of credit. On August 31, 2004, we amended our revolving credit agreement, pursuant to the amendment, the term of the credit agreement was extended to August 31, 2005. Maximum borrowings under the credit facility are limited to the lesser of $15,000 or the sum of 65% of eligible receivables plus 20% of eligible finished goods inventory. Borrowings under the credit facility are made at our election at the bank's prime rate of interest less 1.0% or at the LIBOR rate plus 1.5%. In addition, we pay a quarterly commitment fee of 0.25% on the average daily unused credit line. The credit facility contains restrictions and financial covenants including: restrictions on additional indebtedness, restrictions on the annual amount of equipment financing and capital lease indebtedness and limits on repurchases of our common stock. The credit facility permits us to pay cash dividends, and make repurchases or redemptions of, or other specified distributions with respect to, our capital stock, in a total amount of up to $5,000 in any fiscal year. This limitation did not apply to our special dividend declared in February 2004, which was specifically excluded from this limitation. Furthermore, for any fiscal quarter during the term of the credit facility, any consolidated pre-tax loss may not exceed $2,500, and for any two consecutive fiscal quarters, consolidated pre-tax loss may not exceed $1,000.

The terms of our primary credit facility expires on August 31, 2005. Upon its expiration, we intend either to extend this facility or enter into a new, similar facility. However, we will evaluate our liquidity needs again around the time the facility is scheduled to terminate, and we may elect not to extend or replace the facility or to delay any extension or replacement of the facility. In addition, we may not be able to extend or replace the facility or similar terms or on terms acceptable to us.

We were in compliance with all covenants of the credit facility at December 31, 2004. As of December 31, 2004 we had open commitments under letters of credit of $2,022. As of December 31, 2004, $12,978 was available for borrowing under the credit facility.

One of our foreign subsidiaries maintains a credit facility for cash borrowings and letters of credit in the amount of $1,251. At December 31, 2004, $1,251 was available for borrowing under the facility.

Capital Expenditures

We anticipate capital expenditures to range between $3,500 to $4,000 in fiscal 2005. Of this amount, we expect to expend approximately $2,750 to $3,050 to expand and renovate our Peabody, Massachusetts facility, $600 to $750 on computer hardware and software and $150 to $200 to open two factory outlet stores.

Contractual Obligations

Below is a table which presents our contractual obligations and commitments at December 31, 2004.

Contractual Obligations	Total	Payments due by period: Less than one year	One to three years	Three to five years	More than five years
Operating leases	$ 4,071	$ 1,275	$ 1,906	$ 648	$ 242
Capital leases	213	69	138	6	--
Other long-term obligations [1]	1,298	1,203	90	5	--
Purchase obligations [2]	20,355	20,355	--	--	--
Total contractual obligations	$ 25,937	$ 22,902	$ 2,134	$ 659	$ 242

[1] Other long-term obligations include athlete and event sponsorship and employment contracts with two key executives. The amounts included for athlete sponsorship represent base compensation and consist of $98 for less than one year and $40 for one to three years. Actual payments may be higher than the amounts included as these contracts provide for bonus payments to the athletes based upon athletic achievements in future periods. Maximum aggregate bonus payments to athletes are as follows: less than one year, $103 and one to three years, $85.

[2] Purchase order obligations consist of open purchase orders for sourced footwear and apparel and open purchase orders for U.S. operating expenses ordered in the normal course of business.

Off-Balance Sheet Arrangements

We had letters of credit outstanding of $2,022 at December 31, 2004 and $747 at January 2, 2004. All of the letters of credit were issued for the purchase of inventory. We had forward foreign exchange contracts of $8,570 at December 31, 2004 and $7,448 at January 2, 2004, all of which are due to settle within the next 12 months (see Note 19 to the consolidated financial statements included in Item 8 to this Annual Report Form 10-K).

	Amounts Committed December 31, 2004
Letters of credit	$ 2,022
Forward foreign exchange contracts	8,570
Total	$10,592

We use letters of credit to facilitate a limited number of supplier arrangements for our Hind apparel inventory. We do not believe our use of letters of credit materially affects our liquidity. If we did not use letters of credit we would make alternative arrangements with these Hind apparel inventory suppliers. Our primary market risk is the risk of exposure to unfavorable movements in exchange rates between the U.S. dollar and the Canadian dollar, the British Pound Sterling and the Euro. We use forward exchange contracts to hedge firm and anticipated purchase and sale commitments denominated in currencies other than our subsidiaries' local currencies. The purpose of our currency hedging activities is to protect our local subsidiaries' cash flows related to these commitments from fluctuations in currency exchange rates, the loss of which would expose us to increased market risk and fluctuations in our liquidity.

Overall Liquidity

Our liquidity is contingent upon a number of factors, principally our future operating results. Our liquidity fluctuates during the course of a fiscal year. For instance, we generally use cash from operations in the first quarter, due to working capital requirements, but generate cash from operations for the balance of the fiscal year. We believe that our current cash and cash equivalents, credit facilities and internally generated funds will be adequate to meet our working capital requirements and other operating expenses and to fund our capital investment needs and dividend payments for at least the next 12 months and for the foreseeable future. During fiscal 2004 we generated $12,580 in cash from operating cash flows due to our operating profit and an increase in accrued expenses and in accounts payable. In 2003, we generated $15,045 in cash from operating cash flows, due primarily to our operating profit, an increase in our accrued expenses and accounts payable.

As of December 31, 2004, we had $12,042 in cash, $20,694 in short-term investments, $22,484 in accounts receivable and $25,645 in inventories.

At December 31, 2004, we had $201 in capital lease obligations outstanding and had no borrowings outstanding and $14,229 available under our credit facilities. Our short-term liquidity could potentially be adversely impacted should demand for our products decline significantly, which, among other things, could result in extended payment terms for our customers and the increased use of price concessions to induce customers to purchase our products.

Inflation and Currency Risk

The effect of inflation on our results of operations over the past three years has been minimal. The impact of currency fluctuations on our purchase of inventory from foreign suppliers has been minimal as the transactions were denominated in U.S. dollars. We are, however, subject to currency fluctuation risk with respect to the operating results of our foreign subsidiaries and foreign currency denominated payables. During fiscal 2004 the gross margins of our European and Canadian subsidiaries increased due to currency fluctuation. We have entered into forward foreign exchange contracts to minimize various transaction currency risks. We believe that our forward foreign currency contracts function as economic hedges of our cash flows and that our foreign exchange management program effectively minimizes various transaction currency risks.

Accounting Pronouncements

In November 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 151, "*Inventory Costs*", an amendment of ARB No. 43, Chapter 4. SFAS 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We do not believe the adoption of SFAS 151 will have a material effect on its financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payment". This statement is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation," and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. The provisions of this statement are effective for interim or annual periods beginning after June 15, 2005. We are currently evaluating the provisions of this revision to determine the impact on our consolidated financial statements. We expect the adoption of this statement to have a negative effect on consolidated net income.

In December 2004, the FASB decided to defer the issuance of their final standard on earnings per share entitled "Earnings per Share – an Amendment to FAS 128." The final standard will be effective in 2005 and will require retrospective application for all prior periods presented. The significant proposed changes to the EPS computation are changes to the treasury stock method and contingent share guidance for computing year-to-date diluted EPS, removal of the ability to overcome the presumption of share settlement when computing diluted EPS when there is a choice of share or cash settlement and inclusion of mandatorily convertible securities in basic EPS. We are currently evaluating the proposed provisions of this amendment to determine the impact on our consolidated financial statements.

In December 2004, the FASB issued FASB Staff Position No. 109-1, Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004. FSP 109-1 clarifies that the manufacturer's deduction provided for under the American Jobs Creation Act of 2004 should be accounted for as a special deduction in accordance with SFAS 109 and not as a tax rate reduction. The adoption of FSP 109-1 will have no impact on our results of operations or financial position for fiscal 2005 because the manufacturer's deduction is not available to us until fiscal year 2006. We are evaluating the effect that the manufacturer's deduction will have in subsequent years.

The FASB also issued FASB Staff Position No. 109-2, Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004. The AJCA introduces a special one-time dividends received deduction on the repatriation of foreign earnings to a U.S. taxpayer, provided specified criteria are met. FSP 109-2 provides accounting and disclosure guidance with respect to this deduction. Until the Treasury Department or Congress provides additional clarifying guidance on key elements, the amount of foreign earnings to be repatriated by us, if any, cannot be determined; however, the presumption that such unremitted earnings will be repatriated cannot be overcome. FSP 109-2 grants an enterprise additional time beyond the year ended December 31, 2004, in which the AJCA was enacted, to evaluate the effects of the AJCA on its plan for reinvestment or repatriation of unremitted earnings.

Special Note Regarding Forward-Looking Statements

This Annual Report on Form 10-K and the documents incorporated by reference in this Annual Report on Form 10-K contain forward-looking statements that involve substantial risks and uncertainties. In some cases you can identify these statements by forward-looking words such as "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "should", "will", and "would", or similar words. You should read statements that contain these words carefully because they discuss future expectations, contain projections of future results of operations or of financial position or state other "forward-looking" information. The important factors listed below, as well as any cautionary language elsewhere in this Annual Report on Form 10-K, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations described in these forward-looking statements. You should be aware that the occurrence of the events described in the risk factors below and elsewhere in this Annual Report on Form 10-K could have an adverse effect on our business, results of operations and financial position.

Any forward-looking statements in this Annual Report on Form 10-K are not guarantees of future performance, and actual results, developments and business decisions may differ from those envisaged by such forward-looking statements, possibly materially. We disclaim any duty to update any forward-looking statements.

Certain Factors That May Affect Future Results

We face intense competition

Competition is intense in the markets in which we sell our products. We compete with a large number of other companies, both domestic and foreign, several of which are large organizations with diversified product lines, well-known brands and financial, distribution and marketing resources substantially greater than ours. The principal competitors for our Saucony products are Nike, Asics and Brooks. The principal competitors of our Hind products are Nike, Adidas and Sugoi. We compete based on a variety of factors, including price, product style, durability and quality, product design and technical performance, brand image and awareness, marketing and promotion and the ability to meet delivery commitments to retailers. A technological breakthrough or marketing or promotional success by one of our competitors could adversely affect our competitive position and harm our business.

We depend on foreign suppliers

A number of manufacturers located in Asia, primarily in China, supply products to us. During fiscal 2004, one of our suppliers, located in China, accounted for approximately 33% of our total footwear purchases by dollar volume. We are subject to the usual risks of a business involving foreign suppliers, such as currency fluctuations, government regulation of fund transfers, export and import duties, import quotas, administrative trade cases, trade limitations imposed by the United States or foreign governments and political and labor instability, as well as potential disruptions in our supply chain due to transportation, geographic and other factors. There are a number of trade-related and other issues creating significant friction between the governments of the United States and China, and the imposition of punitive import duties on certain categories of Chinese products has been threatened in the past and may be implemented in the future. In addition, we have no long-term manufacturing agreements with our foreign suppliers and compete with other athletic shoe and apparel companies, including companies that are much larger than us, for access to production facilities.

We need to anticipate and respond to consumer preferences and merchandise trends

The footwear and apparel industries are subject to rapid changes in consumer preferences. Demand for our products, particularly our Originals line has been and may continue to be affected adversely by changing fashion trends and consumer style preferences. We believe that our success depends in substantial part on our ability to anticipate, gauge and respond to changing consumer demands and fashion trends in a timely manner. In addition, our decisions concerning new product designs often need to be made several months before we can determine consumer acceptance. As a result, our failure to anticipate, identify or react appropriately to changes in styles or features could lead to problems such as excess inventories and higher markdowns, lower gross margins due to the necessity of providing discounts to retailers and the inability to sell such products through our own factory outlet stores.

Our quarterly results may fluctuate

Our revenues and quarterly operating results may vary significantly depending on a number of factors, including:

- the timing and shipment of individual orders;
- market acceptance of footwear and other products offered by us;
- changes in our operating expenses;
- personnel changes;
- mix of products sold;
- changes in product pricing;
- costs of addressing environmental conditions;
- general economic conditions; and,
- weather.

In addition, a substantial portion of our revenue is realized during the last few weeks of each quarter. As a result, any delays in orders or shipments are more likely to result in revenue not being recognized until the following quarter, which could adversely impact our results of operations for a particular quarter.

Our current expense levels are based in part on our expectations of future revenue. As a result, net income for a given period could be disproportionately affected by any reduction in revenue. It is possible that in some future quarter our revenue or operating results will be below the expectations of stock market securities analysts and investors. If that were to occur, the market price of our common stock could be materially adversely affected.

Our revenues are subject to foreign currency exchange fluctuations

We conduct operations in various international countries, and a portion of our sales is transacted in local currencies. As a result, our revenues are subject to foreign exchange rate fluctuations. From time to time, our financial results have been affected by fluctuations in foreign currency exchange rates. We enter into forward currency exchange contracts to protect us from the effect of changes in foreign exchange rates. However, our efforts to reduce currency exchange losses may not be successful, and currency exchange rates may have an adverse impact on our future operating results and financial condition.

Our business is affected by seasonal consumer buying patterns

The athletic and casual footwear and athletic apparel industries in which we compete are generally characterized by significant seasonality of sales and results of operations. Sales of our Saucony brand and Hind brand products have historically been seasonal in nature, with the strongest sales generally occurring in the first and second quarters for our Saucony brand and the first and third quarters for our Hind brand. We believe that sales of our products will continue to follow this seasonal cycle. Therefore, our results of operations for any one quarter may not necessarily be indicative of the results that we may achieve for a full fiscal year or any future quarter.

Our operating results may be affected by order cancellations

Customers may cancel orders of our products at any time without financial penalty. As a result, our backlog does not necessarily represent actual future shipments. The rate of customer cancellations can vary quarter to quarter and year to year. If the retail market continues to be weak or weakens again in the future, our customers could cancel further orders of our products, which could have a material adverse effect on our operating results.

We are susceptible to financial difficulties of retailers

We sell our products primarily to major retailers, some of whom have experienced financial difficulties, including bankruptcy. We cannot predict what effect the future financial condition of such retailers will have on our business. In particular, we cannot guarantee that our bad debt expenses will not be material in future periods.

We need effective marketing and advertising programs

Because consumer demand for our products is heavily influenced by brand image, our business requires substantial investments in marketing and advertising. Failure of such investments to achieve the desired effect in terms of increased retailer acceptance or consumer purchase of our products could adversely affect our financial results. In addition, we believe that our success depends in part upon our ability to periodically launch new marketing and advertising programs. If we are unable to successfully design or execute new marketing and advertising, or if such programs are ineffective, we may not be able to increase or maintain our sales and our brand image.

We depend on key customers

Approximately 48% of our gross trade receivables balance was represented by 15 customers at December 31, 2004. We anticipate that our results of operations in any given period will depend to a significant extent upon sales to major customers. The loss of or a reduction in the level of sales to one or more major customers or the failure of a major customer to proceed with a large order or to timely pay us for a large order could materially reduce our sales.

Declines in revenue in our retail stores could adversely affect profitability

We have made significant capital investments in opening retail stores and incur significant expenditures in operating these stores. The higher level of fixed costs related to our retail organization can adversely affect profitability, particularly in the first half of the year, as our revenue historically has been more heavily weighted to the second half of the year. Our ability to recover the investment in and expenditures of our retail organization can be adversely affected if sales at our retail stores are lower than anticipated. Our gross margin could be adversely affected if off-price sales increase as a percentage of revenue.

We depend on the strength of our intellectual property protection of our products

We use trademarks on nearly all of our products and believe that having distinctive marks is an important factor in marketing our products. We have registered our marks in the United States and in a number of foreign countries. We may not be able to register or use our marks in each foreign country in which we seek to register them. Moreover, the registrations we seek and secure may be inadequate. We may incur significant expense in any legal proceedings to protect our trademarks.

Changes in general economic conditions may adversely affect our business

Our business is sensitive to consumers' spending patterns, which in turn are subject to prevailing regional and national economic conditions, such as interest and taxation rates, employment levels and consumer confidence. Adverse changes in these economic factors may restrict consumer spending, thereby negatively affecting our growth and profitability.

ITEM 7A - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

We are exposed to market risk from changes in interest rates and foreign exchange rates, which could affect our future results of operations and financial position. Our objective in managing our exposure to interest rates and foreign currency rate changes is to limit the impact of these changes on cash flows and earnings and to lower our overall borrowing costs. In order to achieve these objectives we identify the risks and manage them by adjusting fixed and variable rate debt positions and selectively hedging foreign currency risks. Borrowings under our credit facilities are based on floating rates, which would increase interest expense in an environment of rising interest rates. Our primary market risk is the risk of exposure to unfavorable movements in exchange rates between the U.S. dollar and the Canadian dollar, the British Pound Sterling and the Euro. Our functional currency is the U.S. dollar. We have international operations resulting in receipts and payments that differ from our functional currency. We attempt to reduce foreign currency exchange risks by using financial instruments, including derivatives pursuant to our hedging policy. We enter into forward exchange contracts to hedge firm and anticipated purchase and sale commitments denominated in currencies other than our subsidiaries' local currencies. We do not enter into forward exchange contracts for speculation or trading purposes. The purpose of our currency hedging activities is to protect our local subsidiaries' cash flows related to these commitments from fluctuations in currency exchange rates. Our forward exchange contracts principally hedge U.S. denominated transactions with our Canadian, Dutch and British subsidiaries. Generally these contracts have maturities that do not exceed one year. Our forward exchange contracts function as effective hedges of our underlying exposure; however, we are required to record changes in the fair value of these foreign currency contracts against earnings in the period of the change in other income and expense. We include all gains and losses related to foreign exchange contracts in cash flows from operating activities in our consolidated statement of cash flows. Our losses on forward exchange contracts in 2004 were $676 and in 2003 were $368. While we have a policy of selectively hedging foreign currency risks, this program may not fully insulate us against short-term fluctuations in financial results.

Foreign Exchange Risk

We conduct operations in various international countries, which exposes us to changes in foreign exchange rates. The financial results of our foreign subsidiaries may be materially impacted by exposure to fluctuating exchange rates. Reported sales and costs and expenses at our foreign subsidiaries, when translated into U.S. dollars for financial reporting purposes, can fluctuate due to exchange rate movement. While exchange rate fluctuations can have a material impact on reported revenues and earnings, this impact is principally the result of the translation effect and does not materially impact our short-term cash flows.

Currency Risk

In the ordinary course of business, we enter into forward foreign exchange contracts to hedge firm and anticipated intercompany purchase and sale commitments denominated in currencies other than our subsidiaries' local currencies. Our foreign subsidiaries footwear inventory purchases are denominated in U.S. dollars, which exposes us to changes in foreign exchange rates. The purpose of our currency hedging is to protect our local currency cash flows related to these commitments from fluctuations in foreign currency movements. Transactions covered by hedge contracts include intercompany payables. The principal currencies we hedge are the Canadian dollar, British Pound Sterling and Euro. The contracts have no cash requirements until maturity and we record them at fair value on our consolidated balance sheet. Credit risk is minimal as the foreign exchange contracts are with major banking institutions. The fair value of our forward exchange contracts is sensitive to changes in currency exchange rates. The fair value of forward exchange contracts is the estimated amount that we would pay or receive upon termination of the contract, taking into account the change in the currency exchange rates. As of January 2, 2004, the fair value of our forward exchange contracts was $8,150, and as of January 3, 2003, the fair value of our forward exchange contracts was $7,028. We have calculated the effect of a 10% depreciation in the year-end currency exchange rates related to the forward exchange contracts as of January 2, 2004 and January 3, 2003. This depreciation would result in an increase in the unrealized losses on forward exchange contracts of approximately $781 at December 31, 2004 and $684 at January 2, 2004, which would materially affect our results of operations and financial position. The increase in the fair value of our forward exchange contracts at December 31, 2004, as compared to at January 2, 2004, was due primarily to the amount of foreign currency contracts held at December 31, 2004, compared with January 2, 2004. Unrealized losses on our forward exchange contracts resulting from changes in currency exchange rates will be partially offset by gains on the exposures being hedged. The calculations of the hypothetical 10% depreciation in the year-end exchange rates assume that each rate changed in the same direction at the same time relative to the U.S. dollar. The calculations reflect only those differences resulting from mechanically replacing on exchange rate for another and do not factor in any potential effects that changes in currency rates may have on the translation of the statement of income, sales volume and prices and on local currency costs.

Interest Risk

At December 31, 2004, we had $201 in capitalized lease obligations outstanding. We did not have any debt outstanding at January 2, 2004. At December 31, 2004, we had available unsecured committed lines of credit as sources for financing our working capital needs. Borrowings under these credit agreements bear interest at variable rates, which would subject us to credit based interest rate risks. We have also calculated the effect of a 10% depreciation in year end interest rates and have determined the effects to our results of operations and financial position to be immaterial. We are also subject to interest rate risks on our current cash, cash equivalents and short-term investments. We minimize credit risk associated with our short-term investments by using investment grade, highly liquid securities. We have classified all of our short-term investments as available for sale securities. Our short-term investments consist primarily of obligations of United States governmental agencies and state and municipal bonds with original maturities of 91 days to one year. Cash and cash equivalents include all short-term deposits with an original maturity of three months or less.

We do not expect to make any significant changes in our management of foreign currency or interest rate exposures or in the strategies we employ to manage these exposures in the foreseeable future.

ITEM 8 - FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See the Index to our Consolidated Financial Statements in Item 15 and the consolidated financial statements, notes and schedules that are filed as part of this Annual Report on Form 10-K following the signature page and incorporated herein by this reference.

ITEM 9 - CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A – CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures

Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2004. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of our disclosure controls and procedures as of December 31, 2004, our chief executive officer and chief financial officer concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

Management's Annual Report on Internal Control Over Financial Reporting

We are not including in this Annual Report on Form 10-K at this time "Management's annual report on internal control over financial reporting", required by Item 308(a) of Regulation S-K, and the related "Attestation report of the registered public accounting firm", required by Item 308(b) of Regulation S-K, as permitted by paragraph (b) of the conditions of the Order Under Section 36 of the Securities Exchange Act of 1934 Granting an Exemption from Specified Provisions of Exchange Act Rules 13a-1 and 15d-1 (Release No. 34-50754, November 30, 2004). We expect to file the management report and the attestation report described above by amendment to this Annual Report on Form 10-K not later than May 2, 2005, in accordance with paragraph (e) of the conditions of Release No. 34-50754 and applicable SEC rules.

Changes in internal control over financial reporting

No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the quarter ended December 31, 2004 that has materially affected, or is reasonably likely to materially affect, our internal control over financial

ITEM 9B - OTHER INFORMATION

None.

PART III

ITEM 10 - DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information required to be disclosed by this Item pursuant to Item 401 of Regulation S-K with respect to our executive officers is contained in Part I of this Annual Report on Form 10-K under the caption, "Executive Officers of the Registrant." The remaining information required to be disclosed by this Item pursuant to Item 401 of Regulation S-K will be contained in our proxy statement for our 2005 Annual Meeting of Stockholders under the caption, "Election of Directors," and is incorporated in this Annual Report on Form 10-K by reference.

The information required to be disclosed by this Item pursuant to Item 405 of Regulation S-K will be contained in our proxy statement for our 2005 Annual Meeting of Stockholders under the caption, "Section 16(a) Beneficial Ownership Reporting Compliance," and is incorporated in this Annual Report on Form 10-K by reference.

We have adopted a Code of Business Conduct and Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The text of our Code of Business Conduct and Ethics is posted in the "Corporate Governance" section of our website, www.sauconyinc.com. We intend to disclose on our website any amendments to, or waivers from, our Code of Business Conduct and Ethics that are required to be disclosed pursuant to the disclosure requirements of Item 10 of Form 8-K.

ITEM 11 - EXECUTIVE COMPENSATION

The information required to be disclosed by this Item pursuant to Item 402 of Regulation S-K will be contained in our proxy statement for our 2005 Annual Meeting of Stockholders under the captions, "Compensation of Executive Officers" and "Election of Directors—Compensation of Directors," and is incorporated in this Annual Report on Form 10-K by reference.

ITEM 12 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required to be disclosed by this Item pursuant to Item 403 of Regulation S-K will be contained in our proxy statement for our 2005 Annual Meeting of Stockholders under the caption, "Stock Ownership of Certain Beneficial Owners and Management," and is incorporated in this Annual Report on Form 10-K by reference.

The information required to be disclosed by this Item pursuant to Item 201(d) of Regulation S-K will be contained in our proxy statement for our 2005 Annual Meeting of Stockholders under the caption, "Compensation of Executive Officers—Equity Compensation Plan Information," and is incorporated in this Annual Report on Form 10-K by reference.

ITEM 13 - CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required to be disclosed by this Item pursuant to Item 404 of Regulation S-K will be contained in our proxy statement for our 2005 Annual Meeting of Stockholders under the captions, "Compensation of Executive Officers—Other Executive Compensation," "—Employment Contracts" and "—Related Party Transactions," and is incorporated in this Annual Report on Form 10-K by reference.

ITEM 14 - PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required to be disclosed by this Item pursuant to Item 9(e) of Schedule 14A will be contained in our proxy statement for our 2005 Annual Meeting of Stockholders under the caption, "Ratification of Appointment of Independent Auditors—Independent Auditor's Fees," and "—Pre-Approval Policy and Procedures," and is incorporated in this Annual Report on Form 10-K by reference.

PART IV

ITEM 15 - EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)1. Index to Consolidated Financial Statements

The following consolidated financial statements of Saucony, Inc. and its subsidiaries are included in this report immediately following the signature page:

- Report of Independent Registered Public Accounting Firm - Deloitte & Touche LLP
- Consolidated balance sheets at December 31, 2004 and January 2, 2004
- Consolidated statements of income for the years ended December 31, 2004, January 2, 2004 and January 3, 2003
- Consolidated statements of stockholders' equity for the years ended December 31, 2004, January 2, 2004 and January 3, 2003
- Consolidated statements of cash flows for the years ended December 31, 2004, January 2, 2004, and January 3, 2003
- Notes to the Consolidated Financial Statements

2. Index to Consolidated Financial Statement Schedules

Schedule II -- Valuation and Qualifying Accounts

All other schedules are omitted because they are not applicable, not required, or because the required information is included in the consolidated financial statements or notes thereto included in this Annual Report on Form 10-K.

3. Index to Exhibits

The exhibits filed as part of this Annual Report on Form 10-K are listed on the Exhibit Index immediately preceding such exhibits, which Exhibit Index is incorporated herein by this reference. Documents listed on such Exhibit Index, except for documents identified by footnotes, are being filed as exhibits herewith. Documents identified by footnotes are not being filed herewith and, pursuant to Rule 12b-32 under the Securities Exchange Act of 1934, reference is made to such documents as previously filed as exhibits with the Securities and Exchange Commission. Our file number under the Securities Exchange Act of 1934 is 000-05083.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAUCONY, INC.
(Registrant)

By: /s/ John H. Fisher
John H. Fisher
President and Chief Executive Officer

Date: March 16, 2005

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

NAME	CAPACITY	DATE
/s/ John H. Fisher John H. Fisher	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)	March 16, 2005
/s/ Charles A. Gottesman Charles A. Gottesman	Vice Chairman of the Board, and Executive Vice President, Business Development	March 16, 2005
/s/ Michael Umana Michael Umana	Executive Vice President, Chief Operating and Financial Officer (Principal Financial Officer)	March 16, 2005
/s/ Roger P. Deschenes Roger P. Deschenes	Vice President, Controller and Chief Accounting Officer (Principal Accounting Officer)	March 16, 2005
/s/ Jonathan O. Lee Jonathan O. Lee	Director	March 16, 2005
/s/ Robert J. LeFort, Jr. Robert J. LeFort, Jr.	Director	March 16, 2005
/s/ John J. Neuhauser John J. Neuhauser	Director	March 16, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Saucony, Inc.
Peabody, Massachusetts

We have audited the accompanying consolidated balance sheets of Saucony, Inc. and subsidiaries (the "Company") as of December 31, 2004 and January 2, 2004, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. Our audits also included the financial statement schedule listed in the Index at Item 15 (a) 2. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Saucony, Inc. and subsidiaries as of December 31, 2004 and January 2, 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ Deloitte & Touche LLP

Boston, Massachusetts
March 16, 2005

SAUCONY, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2004 AND JANUARY 2, 2004

(in thousands, except share and per share amounts)

ASSETS

	December 31, 2004	January 2, 2004
Current assets:		
Cash and cash equivalents	$ 12,042	$ 41,781
Short-term investments	20,694	5,788
Accounts receivable, net of allowance for doubtful accounts and discounts (2004,$1,181; 2003,$1,108)	22,485	19,167
Inventories	25,645	22,421
Deferred income taxes	2,455	2,126
Prepaid expenses and other current assets	1,316	1,518
Total current assets	84,637	92,801
Property, plant and equipment, net	9,570	6,201
Other assets:		
Goodwill	912	912
Deferred charges, net	91	124
Other	1,047	650
Total other assets	$ 2,050	$ 1,686
Total assets	$ 96,257	$ 100,688

LIABILITIES AND STOCKHOLDERS' EQUITY

	December 31, 2004	January 2, 2004
Current liabilities:		
Current portion of capitalized lease obligations	$ 63	$ --
Accounts payable	10,484	9,259
Accrued expenses and other current liabilities	11,249	9,733
Environmental accrual	2,275	--
Total current liabilities	24,071	18,992
Long-term obligations:		
Capitalized lease obligations, net of current portion	138	--
Other	932	520
Deferred income taxes	1,964	1,802
Total long-term obligations	3,034	2,322
Commitments and contingencies		
Minority interest in consolidated subsidiary	461	320
Stockholders' equity:		
Preferred stock, $1.00 par value per share; authorized 500,000 shares; none issued	--	--
Common stock:		
Class A, $.333 par value per share; authorized 20,000,000 shares (issued 2004, 2,520,647 and 2003, 2,711,129)	840	904
Class B, $.333 par value per share; authorized 20,000,000 shares (issued 2004, 4,094,445 and 2003, 4,210,560)	1,365	1,403
Additional paid-in capital	18,049	19,010
Retained earnings	46,693	63,655
Accumulated other comprehensive income	1,744	505
Common stock held in treasury, at cost (January 2, 2004, Class A, 190,480, Class B, 582,326)	--	(6,423)
Total stockholders' equity	68,691	79,054
Total liabilities and stockholders' equity	$ 96,257	$ 100,688

The accompanying notes are an integral part of these consolidated financial statements

SAUCONY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004, JANUARY 2, 2004 AND JANUARY 3, 2003

(in thousands, except per share amounts)

	2004	2003	2002
Net sales	$ 166,152	$ 136,066	$ 133,196
Other revenue	524	379	303
Total revenue	166,676	136,445	133,499
Costs and expenses:			
Cost of sales	98,209	83,613	87,350
Selling expenses	21,695	18,574	17,790
General and administrative expenses	26,320	21,625	19,488
Environmental charge	2,275	--	--
Plant closing and other credits	--	(35)	(72)
Gain on sale of former manufacturing facility	--	(329)	--
Total costs and expenses	148,499	123,448	124,556
Operating income	18,177	12,997	8,943
Non-operating income (expense):			
Interest income	314	245	332
Interest expense	(8)	(5)	(5)
Foreign currency (losses) gains	(734)	288	20
Other	10	49	(9)
Income before income taxes and minority interest	17,759	13,574	9,281
Provision for income taxes	7,237	4,940	3,865
Minority interest in income of consolidated subsidiary	104	146	173
Net income	10,418	8,488	5,243
Earnings per share:			
Basic:			
Class A common stock	$ 1.51	$ 1.31	$ 0.81
Class B common stock	$ 1.66	$ 1.44	$ 0.89
Diluted:			
Class A common stock	$ 1.38	$ 1.26	$ 0.80
Class B common stock	$ 1.52	$ 1.38	$ 0.88
Weighted-average shares outstanding:			
Basic:			
Class A common stock	2,521	2,521	2,563
Class B common stock	3,972	3,583	3,544
Total	6,493	6,104	6,107
Diluted:			
Class A common stock	2,521	2,521	2,563
Class B common stock	4,559	3,850	3,623
Total	7,080	6,371	6,186
Cash dividends per share of common stock:			
Class A common stock	$ 4.200	$ 0.120	$ 0.000
Class B common stock	$ 4.220	$ 0.132	$ 0.000

The accompanying notes are an integral part of these consolidated financial statements

SAUCONY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004, JANUARY 2, 2004 AND JANUARY 3, 2003

(in thousands, except share amounts)

	Common Stock Class A	Common Stock Class B	Additional Paid-in Capital	Retained Earnings	Treasury Stock Shares	Treasury Stock Amount
Balance, January 4, 2002	$ 904	$ 1,346	$ 17,398	$ 50,702	665,976	$(5,417)
Issuance of 68,944 shares of common stock upon exercise of stock options and the employee stock purchase plan	--	23	306	--	--	--
Stock compensation on stock warrants	--	--	44	--	--	--
Amortization of unearned compensation	--	--	--	--	--	--
Tax benefit related to stock options	--	--	21	--	--	--
Repurchase of 94,830 shares of common stock, at cost	--	--	--	--	94,830	(880)
Interest income on notes receivable	--	--	--	--	--	--
Payment of principal and interest on notes receivable	--	--	--	--	--	--
Net income	--	--	--	5,243	--	--
Foreign currency translation adjustments	--	--	--	--	--	--
Balance, January 3, 2003	$ 904	$ 1,369	$ 17,769	$ 55,945	760,806	$(6,297)
Issuance of 104,217 shares of common stock upon exercise of stock options and the employee stock purchase plan	--	34	610	--	--	--
Stock compensation on stock warrants	--	--	469	--	--	--
Amortization of unearned compensation	--	--	--	--	--	--
Tax benefit related to stock options	--	--	162	--	--	--
Repurchase of 12,000 shares of common stock, at cost	--	--	--	--	12,000	(126)
Net income	--	--	--	8,488	--	--
Dividends	--	--	--	(778)	--	--
Foreign currency translation adjustments	--	--	--	--	--	--
Balance, January 2, 2004	$ 904	$ 1,403	$ 19,010	$ 63,655	772,806	$(6,423)
Issuance of 423,179 shares of common stock upon exercise of stock options and the employee stock purchase plan	--	141	3,615	--	--	--
Issuance of 50,250 shares of common stock upon exercise of warrants	--	17	335	--	--	--
Treasury stock retirement	(64)	(196)	(6,305)	--	(780,024)	6,565
Tax benefit related to stock options	--	--	1,394	--	--	--
Repurchase of 7,218 shares of common stock, at cost	--	--	--	--	7,218	(142)
Net income	--	--	--	10,418	--	--
Dividends	--	--	--	(27,380)	--	--
Foreign currency translation adjustments	--	--	--	--	--	--
Balance, December 31, 2004	$ 840	$ 1,365	$ 18,049	$ 46,693	$ --	$ --

The accompanying notes are an integral part of these consolidated financial statements

SAUCONY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY, CONTINUED
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004, JANUARY 2, 2004 AND JANUARY 3, 2003

(in thousands, except share amounts)

	Note Receivable	Unearned Compensation	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity	Comprehensive Income (Loss)
Balance, January 4, 2002	$ (303)	$ (167)	$(1,301)	$ 63,162	$ (1,449)
Issuance of 68,944 shares of common stock upon exercise of stock options and the employee stock purchase plan	--	--	--	329	--
Stock compensation on stock warrants	--	--	--	44	--
Amortization of unearned compensation	--	43	--	43	--
Tax benefit related to stock options	--	--	--	21	--
Repurchase of 94,830 shares of common stock, at cost	--	--	--	(880)	--
Interest income on note receivable	(9)	--	--	(9)	--
Payment of principal and interest on notes receivable	312	--	--	312	--
Net income	--	--	--	5,243	5,243
Foreign currency translation adjustments	--	--	431	431	431
Balance, January 3, 2003	$ --	$ (124)	$ (870)	$ 68,696	$ 5,674
Issuance of 104,217 shares of common stock upon exercise of stock options and the employee stock purchase plan	--	--	--	644	--
Stock compensation on stock warrants	--	--	--	469	--
Amortization of unearned compensation	--	124	--	124	--
Tax benefit related to stock options	--	--	--	162	--
Repurchase of 12,000 shares of common stock, at cost	--	--	--	(126)	--
Net income	--	--	--	8,488	8,488
Dividends	--	--	--	(778)	--
Foreign currency translation adjustments	--	--	1,375	1,375	1,375
Balance, January 2, 2004	$ --	$ --	$ 505	$ 79,054	$ 9,863
Issuance of 423,179 shares of common stock upon exercise of stock options and the employee stock purchase plan	--	--	--	3,756	--
Issuance of 50,250 shares of common stock upon exercise of warrants	--	--	--	352	--
Treasury stock retirement	--	--	--	--	--
Tax benefit related to stock options	--	--	--	1,394	--
Repurchase of 7,218 shares of common stock, at cost	--	--	--	(142)	--
Net income	--	--	--	10,418	10,418
Dividends	--	--	--	(27,380)	--
Foreign currency translation adjustments	--	--	1,239	1,239	1,239
Balance, December 31, 2004	$ --	$ --	$ 1,744	$ 68,691	$ 11,657

The accompanying notes are an integral part of these consolidated financial statements

SAUCONY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004, JANUARY 2, 2004 AND JANUARY 3, 2003

(in thousands)

	2004	2003	2002
Cash flows from operations:			
Net income	$ 10,418	$ 8,488	$ 5,243
Adjustments to reconcile net income to net cash provided by operating activities:			
Plant closing and other credits	--	(35)	(123)
Depreciation and amortization	1,534	1,337	1,597
Provision for bad debt and discounts	6,014	5,019	4,752
Environmental charge	2,275	--	--
Deferred income tax (benefit) provision	(167)	(267)	91
Compensation from stock grants and options	--	593	87
Tax benefit from stock options	1,394	162	--
Litigation settlement benefit	--	(566)	--
Minority interest in income of consolidated subsidiaries	104	146	173
Gain on sale of former manufacturing facility	--	(329)	--
Other	(8)	3	(20)
Changes in operating assets and liabilities:			
(Increase) decrease in assets:			
Accounts receivable	(9,028)	(7,528)	(5,374)
Inventories	(2,702)	6,163	1,848
Prepaid expenses and other current assets	218	(225)	45
Increase (decrease) in liabilities:			
Accounts payable	1,179	638	1,862
Accrued expenses	1,009	1,567	1,295
Income taxes	340	(121)	1,754
Total adjustments	2,162	6,557	7,987
Net cash provided by operating activities	12,580	15,045	13,230
Cash flows from investing activities:			
Purchases of property, plant and equipment	(4,541)	(1,667)	(777)
Change in deposits and other	(58)	(159)	193
Purchases of short-term investments	(31,648)	(5,769)	--
Sales of short-term investments	16,699	--	--
Proceeds from the sale of property, plant and equipment	28	686	90
Share purchase – Saucony Canada, Inc.	--	(547)	--
Proceeds from the sale of marketable securities	--	--	197
Net cash used by investing activities	(19,520)	(7,456)	(297)
Cash flows from financing activities:			
Repayment of long-term debt and capital lease obligations	(59)	--	(88)
Common stock repurchased	--	(126)	(880)
Issuances of common stock, stock option exercises	3,614	644	329
Issuances of common stock, warrant exercises	352	--	--
Dividends on common stock	(27,289)	(518)	--
Debt financing costs	--	--	(87)
Receipt of payment on notes receivable	--	--	312
Net cash used by financing activities	(23,382)	--	(414)
Effect of exchange rate changes on cash and cash equivalents	583	(291)	(263)
Net (decrease) increase in cash and cash equivalents	(29,739)	7,298	12,256
Cash and cash equivalents at beginning of period	41,781	34,483	22,227
Cash and cash equivalents at end of period	$ 12,042	$ 41,781	$ 34,483

The accompanying notes are an integral part of these consolidated financial statements

(in thousands, except percentages, employee data and per share amounts)

1. Summary of Significant Accounting Policies

Business Activity

The Company designs, develops and markets performance-oriented athletic footwear, athletic apparel and casual leather footwear. The Company markets its products principally to domestic and international retailers and distributors.

Reporting Period

The Company's fiscal year ends on the first Friday falling on or after December 31, resulting in fiscal years of 52 or 53 weeks. The consolidated financial statements and notes for 2004, 2003 and 2002 represent the fiscal years ended December 31, 2004, January 2, 2004 and January 3, 2003, respectively. There were 52 weeks in each of fiscal 2004, fiscal 2003 and fiscal 2002.

Principles of Consolidation

The consolidated financial statements include the accounts of Saucony, Inc. and all of its wholly owned and majority-owned subsidiaries.

All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenue is recognized from product sales when title passes and all the rewards and risk of loss have been transferred and all the criteria for revenue recognition described in SEC Staff Accounting Bulletin No. 104, "Revenue Recognition in Financial Statements", are met. Sales and related costs of sales are recognized upon shipment when title and all the rewards and risks of loss have been transferred to the buyer, there are no uncertainties regarding acceptance, there exists persuasive evidence of an arrangement, the sales price is fixed or determinable and collection of the related accounts receivable is reasonably assured. Title passes upon shipment or upon receipt by the customer. Retail store revenues are recorded at the time of sale. Royalty revenue is recognized as earned for the terms of our license agreements.

The Company records a provision for defective product returns and other allowances related to current period product revenue based upon past experience and the receipt of notification of pending returns.

Co-operative Advertising

The Company engages in cooperative advertising programs with retailers whereby retailers receive reimbursement for the cost of advertising and promoting the Company's products. In accordance with Emerging Issues Task Force ("EITF") Issue 01-09, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)", cooperative advertising costs are accounted for as a selling expense provided that the cooperative advertising costs meet the requirements defined in EITF 01-09. EITF 01-09 requires the Company to account for consideration given to a retailer as a reduction of revenue unless the Company receives an identifiable benefit, which is separable from the retailer's original purchase, in exchange for the consideration and can reasonably estimate the fair value of this benefit and receives documentation from the retailer to support the amounts spent. For the arrangements that do not meet these requirements, the cooperative advertising costs are accounted for as a reduction of net sales. During fiscal 2004, 2003 and 2002 the Company recorded $1,105, $1,160 and $1,469 respectively, of cooperative advertising expense in selling expenses and recorded $738, $303 and $0, respectively of cooperative advertising as a reduction of net sales. As of December 31, 2004 and January 2, 2004, the Company accrued $1,281 and $1,002, respectively, for cooperative advertising not reimbursed to retailers.

Volume Incentive Rebate Programs

The Company provides volume incentive rebates to certain retailers. Retailers receive a volume incentive rebate equal to a specified percentage of shipments to the retailer provided that the retailer achieves a cumulative level of revenue transactions with the Company. In accordance with EITF Issue 01-09, the Company recognizes the rebate obligation as a reduction of net sales based on a systematic and rational allocation of the cost of honoring the rebates earned and claimed to each of the underlying revenue transactions that results in progress by the retailer toward earning the rebate. During fiscal 2004 and 2003 the Company recorded $1,442 and $522, respectively of volume incentive rebates as reduction of net sales. As of December 31, 2004 and January 2, 2004, our volume incentive rebate reserves totaled $843 and $442, respectively. The Company did not provide volume incentive rebates in fiscal 2002.

Vendor Allowances

The Company receives funds from footwear manufacturers associated with volume purchase rebates. The allowances have underlying contractual commitments and are recognized by the Company as they are earned. In accordance with EITF Issue 02-16, vendor allowances are earned as related inventory is sold and over the contractual term of the allowance. The Company recognizes vendor allowances as a reduction in cost of sales. During fiscal 2004 and 2003, the Company recorded $639 and $60, respectively, of vendor allowances as a reduction of cost of goods sold.

Shipping and Handling Revenues and Expenses

Shipping and handling costs are accounted for in accordance with EITF Issue 00-10, "Accounting for Shipping and Handling Fees and Costs." Amounts billed to customers for shipping and handling are recorded in net sales and the related costs are included in cost of sales.

Revenues of $1,363, $1,196 and $1,117 from customers for shipping and handling are included in net sales in the accompanying consolidated statements of income for fiscal year 2004, 2003 and 2002, respectively. Related costs of $1,280, $1,055 and $1,059 are included in cost of sales for fiscal year 2004, 2003, and 2002, respectively.

Cash and Cash Equivalents

Cash and cash equivalents include all short-term deposits with an original maturity of three months or less.

Short-Term Investments

Short-term investments consist primarily of obligations of United States governmental agencies, state and municipal bonds, and commercial paper with original maturities of 91 days to one year. The securities are classified as available for sale securities, which are carried at fair value based upon the quoted market prices of those investments at December 31, 2004. Net realized gains and losses are included in the determination of net income and are reported in non-operating income.

Inventories

Inventories include materials, labor and overhead and are stated at lower of cost or market. Cost is determined using the first-in, first-out "FIFO" method. Inventories are regularly reviewed and, where necessary, provisions to reduce the inventory to its estimated net realizable value are recorded based on the Company's forecast of product demand, selling price and market conditions.

Property, Plant and Equipment

Land, buildings and equipment, including significant improvements to existing facilities, are recorded at cost. The assets are depreciated over their estimated useful lives or lease terms, if shorter, using the straight-line method. The estimated useful lives of the assets are: 33 years for buildings, 15 years for building improvements and three to fifteen years for machinery and equipment. Major additions and betterments are capitalized. Maintenance and repairs are expensed as incurred. The cost and related accumulated depreciation of all property, plant and equipment retired or otherwise disposed of are removed from the accounts. Gains or losses resulting from the retirement or disposition of property, plant and equipment are included in income from operations.

Deferred Charges

Deferred charges consist primarily of acquired software licenses, trademarks and debt financing costs. Software licenses and trademarks are amortized over five years. Debt financing costs are amortized over the two year term of the financing agreement, using the effective interest rate method.

Deferred charges are amortized over their estimated useful lives which range from two to five years. The Company has recorded no intangible assets with indefinite lives other than goodwill. The Company reviews deferred charges when indications of potential impairment exist, such as a significant reduction in cash flows associated with the assets. Deferred charges as of December 31, *2004 and January 2, 2004 are as follows:*

	2004			2003		
	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net
Software licenses	$ 1,135	$ (1,057)	$ 78	$ 1,060	$ (992)	$ 68
Capitalized debt *financing costs*	87	(87)	--	87	(76)	11
Other	444	(431)	13	444	(399)	45
Total	$ 1,666	$ (1,575)	$ 91	$ 1,591	$ (1,467)	$ 124

Amortization of deferred charges was $108, $149 and $117, respectively, in fiscal 2004, fiscal 2003 and fiscal 2002.

The estimated future amortization expense of deferred charges is as follows:

2005	$ 44
2006	16
2007	15
2008	15
2009 and thereafter	1
Total	$ 91

Goodwill

Goodwill represents the excess of the purchase price over the estimated fair value of the net assets of the acquired business.

The Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets", (SFAS 142), on January 5, 2002. Under SFAS 142, the amortization of goodwill ceased and the Company assesses the realizability of this asset annually and whenever events or changes in circumstances indicate that it may be impaired. The Company estimates the fair value of its reporting units by using forecasts of discounted cash flows.

The Company completed annual tests for impairment at December 31, 2004 and January 2, 2004 and determined that goodwill was not impaired.

Cost of Sales

Cost of sales includes costs related to the manufacture of the Company's products including the product costs, import duties, inbound freight costs, receiving, inspection, procurement, production planning, operations management, warehousing costs, freight to customers, internal transfer freight costs and other distribution costs.

Selling Expenses

Selling expenses include advertising costs, sales commissions, sales and marketing administration costs (including payroll and related benefits), product samples, travel and entertainment related expenses, athlete sponsorship costs, cooperative advertising programs, account specific promotion costs and costs to participate at expositions and trade shows, public relations, product literature, package design expense and market research costs.

General and Administrative Expenses

General and administrative expenses include administration payroll costs and related benefits, depreciation and amortization, insurance, professional and other consulting fees, legal fees, bad debt expense and costs related to temporary administrative staff.

Retail Store Construction Allowances and Pre-operating Costs

Commencing in fiscal 2004 construction allowances received upon entering into certain store leases are recognized on a straight-line basis as a reduction to rent expense over the original lease term. Prior years have not been restated due to its immateriality. The Company expenses all of the costs that are incurred prior to the opening of new retail stores as they occur.

Income Taxes

Income taxes are provided for the amount of taxes payable or refundable in the current year and for the expected future tax consequences of events that have been recognized in the financial statements or tax returns. As a result of recognition and measurement differences between tax laws and financial accounting standards, temporary differences arise between the amount of taxable income and pretax financial income for a year and the tax bases of assets or liabilities and their reported amount in the financial statements. The deferred tax assets and liabilities reported as of December 31, 2004 and January 2, 2004 reflect the estimated future tax effects attributable to temporary differences and carryforwards based on the provisions of enacted tax law. See Note 14 for further discussion on income taxes.

Earnings per Share

The Company presents basic and diluted earnings per share using the two-class method. The two-class method is an earnings allocation formula that determines earnings per share for each class of common stock according to dividends declared and participation rights in undistributed earnings.

Basic earnings per share for the Company's Class A and Class B common stock is calculated by dividing net income by the weighted average number of shares of Class A and Class B common stock outstanding. Diluted earnings per share for the Company's Class A and Class B common stock is calculated similarly, except that the calculation includes the dilutive effect of the assumed exercise of options issuable under the Company's stock incentive plans and the assumed exercise of stock warrants.

Net income available to the Company's common stockholders is allocated among our two classes of common stock, Class A common stock and Class B common stock. The allocation among each class was based upon the two-class method. Under the two-class method, earnings per share for each class of common stock are presented. See Note 12 for the calculation of basic and diluted earnings per share under the two-class method.

Comprehensive Income

Comprehensive income encompasses net income and other components of comprehensive income that are excluded from net income under U.S. generally accepted accounting principles, comprising items previously reported directly in shareholders' equity.

The financial statements of the Company's foreign subsidiaries are measured using the current rate method. Under the current rate method, assets and liabilities of these subsidiaries are translated at exchange rates as of the balance sheet date. Revenues and expenses are translated at average rates of exchange in effect during the year. The resulting cumulative foreign currency translation adjustments have been recorded in Accumulated Other Comprehensive Income (Loss), a component of shareholders' equity. Foreign currency translation adjustments amounted to $1,239 and $1,375, respectively, for 2004 and 2003. Losses from foreign currency translation adjustments amounted to $431 in 2002 and is recorded in Accumulated Other Comprehensive Income (Loss).

Stock-Based Compensation

The Company accounts for employee stock options and share awards under the intrinsic-value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", "APB 25", as interpreted, with pro-forma disclosures of net earnings and earnings per share, as if the fair value method of accounting defined in Statement of Financial Accounting Standards No. 123, "SFAS 123". SFAS 123 establishes a fair value based method of accounting for stock-based employee compensation plans. Under the fair value method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period.

Had the Company determined the stock-based compensation expense for the Company's stock options based upon the fair value at the grant date for stock option awards, consistent with the provisions of SFAS 123, the Company's net income (loss) and net income (loss) per share in 2004, 2003 and 2002 would have been reduced to the pro forma amounts indicated below. Pro forma net income available to the Company's common shareholders is allocated among our two classes of common stock, Class A common stock and Class B common stock. The allocation among each class was based upon the two-class method. Under the two-class method, pro forma earnings per share for each class of common stock is determined according to dividends declared.

Pro forma net income allocated to Class A common stockholders and Class B common shareholders and the calculation of pro forma basic and diluted earnings per share are as follows:

	2004		2003		2002	
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Net income:						
As reported	$ 10,418	$ 10,418	$ 8,488	$ 8,488	$ 5,243	$ 5,243
Add: Stock-based compensation expense included in reported net income (loss), net of related tax benefit	--	--	23	23	26	26
Less: Total stock-based compensation expense determined under the fair value based method for all awards, net of related tax benefit	(1,400)	(1,400)	(1,161)	(1,161)	(710)	(710)
Pro forma net income	9,018	9,018	$ 7,350	$ 7,350	$ 4,559	$ 4,559
Pro forma net income allocated:						
Class A common stock	$ 3,301	$ 3,021	$ 2,868	$ 2,743	$ 1,808	$ 1,784
Class B common stock	5,717	5,997	4,482	4,607	2,751	2,775
	$ 9,018	$ 9,018	$ 7,350	$ 7,350	$ 4,559	$ 4,559
Pro forma earnings per share:						
Class A common stock						
As reported	$ 1.51	$ 1.38	$ 1.31	$ 1.26	$ 0.81	$ 0.80
Add: Stock-based compensation expense included in reported net income (loss), net of related tax	0.00	0.00	0.00	0.00	0.00	0.00
Less: Total stock-based compensation expense determined under the fair value based method for all awards, net of related tax benefit	(0.20)	(0.19)	(0.17)	(0.17)	(0.10)	(0.10)
Pro forma net income per share	$ 1.31	$ 1.19	$ 1.14	$ 1.09	$ 0.71	$ 0.70
Class B common stock						
As reported	$ 1.66	$ 1.52	$ 1.44	$ 1.38	$ 0.89	$ 0.88
Add: Stock-based compensation expense included in reported net income (loss), net of related tax	0.00	0.00	0.00	0.00	0.00	0.00
Less: Total stock-based compensation expense determined under the fair value based method for all awards, net of related tax benefit	(0.22)	(0.20)	(0.19)	(0.18)	(0.11)	(0.11)
Pro forma net income (loss) per share	$ 1.44	$ 1.32	$ 1.25	$ 1.20	$ 0.78	$ 0.77

See Note 13 for the weighted-average assumptions incorporated into the Black-Scholes option-pricing model, used to calculate the fair value stock-based employee compensation.

Derivative Instruments and Hedging Activities

The Company accounts for its derivative instruments in accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133). SFAS 133 defines the accounting for derivative instruments, including certain derivative instruments embedded in other contracts and hedging activities. SFAS 133 requires that all derivatives must be recognized on the balance sheet at fair value.

SFAS 133 requires companies to recognize adjustments to the fair value of derivatives that are not hedges currently in earnings when they occur. For derivatives that qualify as hedges, changes in the fair value of the derivatives can be recognized currently in earnings, along with an offsetting adjustment against the basis of the underlying hedged item, or can be deferred in other comprehensive income, depending on the exposure of the underlying transaction.

From time to time, the Company enters into forward foreign currency exchange contracts to hedge certain foreign currency denominated payables. Gains or losses on forward contracts which do not qualify for special hedge accounting are recorded in current earnings in other non-operating income or expense. Gains and losses that qualify for special hedge accounting are recorded in "Accumulated Other Comprehensive Income (Loss)" in the statement of shareholders' equity.

Advertising and Promotion

Advertising and promotion costs, including print media production costs, are expensed as incurred. Advertising and promotion expense amounted to $8,741, $7,308 and $7,313 for 2004, 2003 and 2002, respectively.

Impairment Accounting

The Company reviews the recoverability of its long-lived assets (property, plant and equipment and deferred charges) when events or changes in circumstances occur that indicate that the carrying value of the assets may not be recoverable. This review is based on the Company's ability to recover the carrying value of the assets from expected undiscounted future cash flows. If an impairment is indicated, the Company measures the loss based on the fair value of the asset using various valuation techniques. If an impairment exists, the amount of the loss will be recorded in the consolidated statements of operations. It is possible that future events or circumstances could cause these estimates to change. During fiscal 2004 and 2003 we determined that certain of our factory outlet division assets were impaired and resulted in a charge of $15, each fiscal year, to reduce the assets to their estimated realizable value.

Research and Development Expenses

Expenditures for research and development of products are expensed as incurred. Research and development expenses amounted to approximately $1,956, $1,673 and $1,611 for 2004, 2003 and 2002, respectively.

Environmental Accrual

The Company accrues for costs associated with environmental obligations when such costs are probable and reasonably estimable in accordance with SoP 96-1, "Environmental Remediation Liabilities (Including Auditing Guidance)". Accruals to address estimated costs for environmental obligations generally are recognized no later than the date when the Company learns what cleanup measures, if any, are likely to occur to address the environmental conditions at issue. In accordance with SoP 96-1, included in such obligations are the estimated direct costs to investigate and address the conditions on Company property and the associated engineering, legal and consulting costs. Such accruals are adjusted as further information develops or circumstances change. Cost of future expenditures for environmental remediation obligations are not discounted to their present value.

Related Party Transactions

On July 24, 2003, the Company entered into a Share Purchase Agreement with the minority shareholder of Saucony Canada, Inc. whereby the Company increased its ownership percentage of Saucony Canada, Inc. to 95% from 85% effective as of July 4, 2003. The purchase price of $547 equaled the net book value of Saucony Canada, Inc., as of July 4, 2003. The net book value approximated the fair value of the assets acquired.

Reclassifications

Certain amounts in prior years' consolidated financial statements have been reclassified to conform with current year presentation.

Recent Accounting Pronouncements

In November 2004, the FASB issued SFAS No. 151, "*Inventory Costs*, an amendment of ARB No. 43, Chapter 4 "SFAS 151". SFAS 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not believe the adoption of SFAS 151 will have a material effect on its financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payment" "SFAS 123R". This statement is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation," and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. The provisions of this statement are effective for interim or annual periods beginning after June 15, 2005. The Company is currently evaluating the provisions of this revision to determine the impact on its consolidated financial statements. The adoption of this statement is expected to have a negative effect on consolidated net income.

In December 2004, the FASB decided to defer the issuance of their final standard on earnings per share (EPS) entitled "Earnings per Share – an Amendment to FAS 128." The final standard will be effective in 2005 and will require retrospective application for all prior periods presented. The significant proposed changes to the EPS computation are changes to the treasury stock method and contingent share guidance for computing year-to-date diluted EPS, removal of the ability to overcome the presumption of share settlement when computing diluted EPS when there is a choice of share or cash settlement and inclusion of mandatorily convertible securities in basic EPS. The Company is currently evaluating the proposed provisions of this amendment to determine the impact on its consolidated financial statements.

In December 2004, the FASB issued FASB Staff Position No. 109-1, Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004. FSP 109-1 clarifies that the manufacturer's deduction provided for under the American Jobs Creation Act of 2004 should be accounted for as a special deduction in accordance with SFAS 109 and not as a tax rate reduction. The adoption of FSP 109-1 will have no impact on the Company's results of operations or financial position for fiscal 2005 because the manufacturer's deduction is not available to the Company until fiscal year 2006. The Company is evaluating the effect that the manufacturer's deduction will have in subsequent years.

The FASB also issued FASB Staff Position No. 109-2, Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004. The AJCA introduces a special one-time dividends received deduction on the repatriation of foreign earnings to a U.S. taxpayer, provided specific criteria are met. FSP 109-2 provides accounting and disclosure guidance with respect to this deduction. Until the Treasury Department or Congress provides additional clarifying guidance on key elements with respect to this deduction, the amount of foreign earnings to be repatriated by the Company, if any, cannot be determined; however, the presumption that such unremitted earnings will be repatriated cannot be overcome. FSP 109-2 grants an enterprise additional time beyond the year ended December 31, 2004, in which the AJCA was enacted, to evaluate the effects of the AJCA on its plan for reinvestment or repatriation of unremitted earnings.

2. Short-Term Investments

As of December 31, 2004, the Company's holdings in short-term investments consisted primarily of obligations of United States governmental agencies, state and municipal bonds, and commercial paper with original maturities of 91 days to one year, which are classified as available for sale securities.

The following table summarizes the fair market value and cost of short-term investments as of December 31, 2004 and January 2, 2004:

	2004			2003		
	Fair Market Value	Cost	Gain (Loss)	Fair Market Value	Cost	Gain (Loss)
U.S. government and agencies	$ 11,829	$ 11,805	$ 24	$ 4,988	$ 4,969	$ 19
State and municipal governments	8,638	8,682	(44)	--	--	--
U.S. corporate	227	231	(4)	800	800	--
Total	$ 20,694	$ 20,718	$ (24)	$ 5,788	$ 5,769	$ 19

Included in the determination of net income for the year ended December 31, 2004 were net realized losses of $48 and for the year ended January 2, 2004, realized gains of $74.

3. Inventories

Inventories at December 31, 2004 and January 2, 2004 consisted of the following:

	2004	2003
Finished goods	$ 25,503	$ 22,322
Raw materials and supplies	142	34
Work-in-process	--	65
Total	$ 25,645	$ 22,421

4. Property, Plant and Equipment

Major classes of property, plant and equipment at December 31, 2004 and January 2, 2004 were as follows:

	2004	2003
Land and improvements	$ 695	$ 494
Buildings and improvements	8,798	6,068
Machinery and equipment	13,441	11,796
Leasehold improvements	845	719
	$ 23,779	$ 19,077
Less accumulated depreciation and amortization	(14,546)	(13,352)
	9,233	5,725
Construction in progress	337	476
Total	$ 9,570	$ 6,201

5. Accrued Expenses

Accrued expenses at December 31, 2004 and January 2, 2004 consisted of the following:

	2004	2003
Payroll and incentive compensation	$ 2,620	$ 3,244
Income taxes	1,228	856
Inventory freight and duty	2,191	891
Professional fees	857	316
Sales commissions	333	370
Selling and advertising	105	356
Dividends	351	260
Forward contracts – fair value adjustment	420	420
Other	3,144	3,020
Total	$ 11,249	$ 9,733

6. Capital Lease Obligations

The following is a schedule of future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of December 31, 2004:

2005	$ 69
2006	69
2007	69
2008	6
2009 and thereafter	--
Total minimum lease payments	213
Less amounts representing interest	12
Present value of minimum lease payments	201
Less current portion	63
Long-term portion	$ 138

7. Employee Retirement Plans

The Company has maintained a qualified retirement savings plan "401(k) Plan" since 1991. All United States employees of the Company who meet the minimum age and service requirements are eligible to participate in the 401(k) Plan. The Company may make discretionary contributions to the 401(k) Plan equal to a certain percentage of the participating employees' contributions, subject to the limitations imposed by the 401(k) Plan and the Internal Revenue Code. The Company's contributions amounted to $232, $197 and $155 for 2004, 2003 and 2002, respectively.

The Company has a deferred compensation plan "DCP" to provide key executives and highly compensated employees with supplemental retirement benefits. This plan allowed these employees to defer a portion of their salary and bonus until retirement or termination of their employment. Eligibility is determined by the Company's Board of Directors. The DCP is not qualified under Section 401 of the Internal Revenue Code. The Company may make discretionary contributions to the DCP representing a certain percentage of the participant's contributions. Participants may elect to have their deferred compensation invested in selected money market and mutual funds. The Company's contributions made to the plan were $12, $16 and $17 for 2004, 2003 and 2002, respectively. As of December 31, 2004, the deferred compensation liability was $934, which has been included in long-term liabilities and as of January 2, 2004, the deferred compensation liability was $709, of which $189 has been included in other current liabilities and $520 has been included in long-term liabilities. The assets under the plan are invested in money market and mutual funds. As of December 31, 2004, $934 is included in other assets and as of January 2, 2004, $189 is included in other current assets and $520 is included in other assets.

The Company has a 2001 Employee Stock Purchase Plan "Employee Stock Purchase Plan", under which an aggregate of 250,000 shares of Class B Common Stock, $0.33-1/3 par value per share, of Saucony, Inc. have been reserved by the Company and may be issued, of which a total of 198,752 shares remained available for issuance as of December 31, 2004. The plan provides employees of the Company and its designated subsidiaries with an opportunity to purchase common stock of the Company through accumulated payroll deductions, at a price per share equal to 85% of the fair market value of a share of common stock on the enrollment date or on the purchase date, whichever is lower. The plan qualifies as an "Employee Stock Purchase Plan" under Section 423 of the Internal Revenue Code and its provisions are construed so as to extend and limit participation in a manner consistent with the requirements of that section of the code.

All employees who meet minimum age and service requirements are eligible to participate in the Employee Stock Purchase Plan. Employee payroll deductions associated with the Employee Stock Purchase Plan began in September 2001. There were 15,005, 24,949 and 11,294 shares of common stock purchased under the plan, respectively, in 2004, 2003, and 2002. There were no purchases of common stock made under the plan in 2001.

8. Commitments and Contingencies

Operating Lease Commitments

The Company is obligated under various operating leases for equipment and rental space through 2010. Total equipment and rental expenses for 2004, 2003 and 2002 were $1,881, $1,715 and $1,602, respectively.

Future minimum equipment and rental payments:

2005	$ 1,275
2006	$ 1,052
2007	$ 854
2008	$ 523
2009 and thereafter	$ 367

For lease contracts that contain step-rent provisions, the aggregate rent obligation is expensed on the straight-line basis over the base lease term.

Capital improvement funding provided by lessors is accounted for as a reduction of the rental expense over the base lease term.

Lease payments that depend on existing index or rate, such as the consumer price index or prime interest rate, are included in minimum lease payments based on the index or rate existing at the inception of the lease and recognized on a straight-line basis over the minimum lease term.

Short-Term Borrowing Arrangements

The Company has a revolving credit agreement, as amended, under the terms of which a bank committed up to a maximum of $15,000 to the Company for cash borrowings and letters of credit. In August 2004, the Company amended the existing credit agreement, extending the term, to expire on August 31, 2005. Maximum borrowings under the credit facility are limited to the lesser of $15,000 or the sum of 65% of eligible receivables plus 20% of eligible finished goods inventory. Borrowings under the credit facility are made at our election at the bank's prime rate of interest less 1.0% or at the LIBOR rate plus 1.5%. In addition, the Company pays a quarterly commitment fee of 0.25% on the average daily unused credit line. The credit facility contains restrictions and financial covenants including: restrictions on additional indebtedness and restrictions on the annual amount of equipment financing and capital lease indebtedness. As amended in January 2004, the credit facility permits the Company to pay cash dividends, and make repurchases or redemptions of, or other specified distributions with respect to, its capital stock, in a total amount of up to $5,000 in any fiscal year. The Company was in compliance with all covenants of the credit facility at December 31, 2004. At December 31, 2004, there were no borrowings outstanding under the facility. We had open commitments under letters of credit in the amount of $2,022 at December 31, 2004.

Saucony Canada, Inc. maintains a credit facility with a Canadian lender. The agreement provides Saucony Canada with a credit line of 1,500 Canadian Dollars for cash borrowings and letters of credit. At December 31, 2004, there were no borrowings or letters of credit outstanding under this credit facility.

Employment Agreements

The Company has entered into employment agreements with two key executives. The employment agreements provide for minimum aggregate annual base salaries of $1,004, annual consumer price index adjustments, life insurance coverage, cash bonuses calculated as a percentage of the Company's consolidated pre-tax income. The employment agreements were originally scheduled to expire in August 2003, but were extended automatically for additional one-year terms beginning upon such scheduled expiration unless prior notice is given by the Company or the employee. The Company has included an aggregate bonus expense to these executives of $1,005, $681 and $511 in general and administrative expenses for 2004, 2003 and 2002, respectively. The Compensation Committee of the Company's Board of Directors excluded the effects of the environmental charge recorded by the Company in the fourth quarter of 2004 in the determination of cash bonuses for 2004. Included in accrued expenses at December 31, 2004 and January 2, 2004, are accrued bonus expense of $349 and $681, respectively.

Retention Agreements

In September 2004 in conjunction with the Company's analysis and consideration of various strategic alternatives, the Company entered into retention agreements with thirteen officers. The agreements generally provide that: (1) if the officer remains continuously employed full-time by the Company and the Company completes a change in control on or prior to June 30, 2005 (or December 31, 2005 for certain officers), the Company will pay the officer an initial retention bonus (amounts range from $31 to $150) and (2) if the officer remains continuously employed full-time by the Company during the period ending six months after the change in control, or if the officer's employment at Saucony is terminated during that period by the Company without cause or by the officer for good reason, the Company will pay the officer an additional retention bonus (amounts range from $31 to $150). Agreements for four of the officers provide that if a change in control occurs on or after December 31, 2005, fifty percent of the respective officer's unvested stock options will become fully vested. Further, the Company entered into a severance agreement with an officer that provides a $300 severance payment if the officer's employment is terminated by the Company without cause or after a change in control by the officer for good reason.

Litigation

The Company is involved in routine litigation incident to its business. In management's opinion, none of these proceedings is expected to have a material adverse effect on the Company's financial position, operations or cash flows. See Note 15 for discussion of the Company's favorable litigation settlement in fiscal 2003.

Environmental Charge

In the year ended December 31, 2004, the Company recorded a charge of $2,275 to address environmental conditions at a Company owned distribution facility. The assessment of the liability and the associated costs is an estimate based upon currently available information after consultation with environmental engineers, consultants and attorneys assisting the Company in addressing these environmental issues. The following table summarizes the estimated expenses associated with our environmental charge:

Environmental response costs	$ 1,538
Engineering and risk assessment	375
Legal	352
Post-remedy monitoring	10
Total	$ 2,275

Actual costs to address the environmental conditions may change based on further investigations, based on the conclusions of regulatory authorities about information gathered in those investigations and due to the inherent uncertainties involved in estimating conditions in the environment and the costs of addressing such conditions. Estimated costs to address the environmental conditions range from $1,242 to $4,621. Costs of expenditures for environmental obligation are not discounted to their present value due to uncertainty of when the recorded amounts will be paid. At December 31, 2004, $2,275 was included as a short term liability in the accompanying consolidated balance sheet.

9. Common Stock

The Company has two classes of Common Stock. The Class A Common Stock has voting rights. The Class B Common Stock is non-voting, except with respect to amendments to the Company's Articles of Organization that alter or change the powers, preferences or special rights of the Class B Common Stock so as to affect them adversely and as otherwise required by law. The Class B Common Stock has certain features, including a "Class B Protection" feature and a feature pursuant to which the Class B Common Stock is entitled to receive regular cash dividends equal to 110% of the regular cash dividends payable on Class A Common Stock, if any, which are intended to minimize the economic reasons for the Class A Common Stock to trade at a premium compared to the Class B Common Stock. The other terms of the Class A Common Stock and Class B Common Stock, including rights with respect to special cash dividends, stock dividends, stock splits, consideration payable in a merger or consolidation and distributions upon liquidation, generally are the same.

The following table summarizes the activity for the Class A Common Stock and Class B Common Stock, for the periods ended January 3, 2003, January 2, 2004 and December 31, 2004:

	Class A Common Stock	Class B Common Stock
Shares outstanding at January 4, 2002	2,566,747	3,515,803
Shares issued	--	68,944
Shares repurchased	(41,700)	(53,130)
Shares outstanding at January 3, 2003	2,525,047	3,531,617
Shares issued	--	104,217
Shares repurchased	(4,400)	(7,600)
Shares outstanding at January 2, 2004	2,520,647	3,628,234
Shares issued	--	473,429
Shares repurchased	--	(7,218)
Shares outstanding at December 31, 2004	2,520,647	4,094,445

Effective July 1, 2004, companies incorporated in Massachusetts became subject to the Massachusetts Business Corporation Act, Chapter 156D. Chapter 156D provides that shares that are reacquired by a company become authorized but unissued shares. As a result, Chapter 156D eliminates the concept of "treasury shares" and provides that shares reacquired by a company become "authorized but unissued" shares. Accordingly, at October 1, 2004, the Company retired the existing treasury shares, at an aggregate cost of $6,565, as authorized but unissued and allocated this amount to the common stock's par value and additional paid in capital.

10. Dividends

Commencing with the quarterly dividend declared on February 17, 2004, the Board of Directors increased the regular quarterly dividend on our Class A Common Stock to $0.050 per share and the regular quarterly dividend on our Class B Common Stock to $0.055 per share. The Board declared regular quarterly cash dividends on February 17, 2004, May 19, 2004, August 2, 2004 and November 4, 2004, in the amount of $0.050 per share on our Class A Common Stock and $0.055 per share on our Class B Common Stock.

On February 17, 2004, our Board of Directors declared a special cash dividend of $4.00 per share on each of our Class A Common Stock and Class B Common Stock. The special dividend was paid on March 17, 2004 to shareholders of record at the close of business on March 3, 2004.

We paid $25,990 in a special cash dividend and $1,299 of regular quarterly cash dividends in 2004. On January 13, 2005, we paid the regular quarterly cash dividends declared by the Board on November 4, 2004. As of December 31, 2004, the Company had accrued $351 in current liabilities, under accrued expenses, representing the dividend liability for the January 13, 2005 dividend.

The Company's corporate charter provides that regular cash dividends paid on the Company's Class B common stock are to be in an amount equal to 110% of the dividend amount paid on the Company's Class A common stock. This charter provision does not apply to special dividends.

11. Stock Options and Stock Purchase Warrants

On February 17th, the Company declared a special dividend of $4.00 per share on its outstanding shares of Class A and Class B Common Stock to its shareholders of record on March 1, 2004. The special dividend payout of $25,990 was a substantial restructuring of the Company's equity. As a result of this restructuring the Company made customary adjustments to both the exercise price and the number of shares of outstanding stock subject to the Company's outstanding stock options to give effect to the special dividend. The adjustments to the stock options awards ensured that both the aggregate intrinsic value of the award immediately after the change was not greater than the aggregate intrinsic value of the award before the change and that the ratio of the exercise price per share to the market value per share was not reduced. The option information presented reflects the adjustment to the number of shares and the exercise price as a result of the restructuring.

1993 Equity Incentive Plan

Under the Company's 1993 Equity Incentive Plan "Equity Incentive Plan", approved by the Company's stockholders on May 25, 1993, the Company may grant stock options and restricted stock awards to officers, key employees and Directors of, and consultants and advisors to, the Company.

The Equity Incentive Plan is administered by the Board of Directors, which, at its sole discretion, grants options to purchase shares of Common Stock and makes awards of restricted stock. The purchase price per share of Common Stock shall be determined by the Board of Directors, provided, however, that in the case of incentive stock options, the purchase price may not be less than 100% of the fair market value of such stock at the time of grant of the option (or less than 100% of the fair market value for certain significant shareholders). The terms of option agreements are established by the Board of Directors, except in the case of incentive stock options, the term of which may not exceed ten years (or five years for certain significant shareholders. The vesting schedule is subject to the discretion of the Board of Directors.

Restricted stock awards granted under the Equity Incentive Plan entitle recipients to purchase shares of the Company's Common Stock subject to the Company's right to repurchase such shares and restrictions concerning the sale, transfer and other disposition of the shares issued, until such shares are vested. The Board of Directors determines the purchase price, which may be less than the fair market value of the Common Stock, and the vesting schedule for such awards.

The Board of Directors has delegated its powers under the Equity Incentive Plan to the Compensation Committee of the Board of Directors. At December 31, 2004, a total of 1,900,000 shares, in the aggregate, of Class A Common Stock and Class B Common Stock have been reserved by the Company and may be issued under the Plan.

The following table summarizes the awards available for grant under the Company's 1993 Equity Incentive Plan for the three-year reporting period ended December 31, 2004:

	Shares
Shares available at January 4, 2002	658,577
Awards granted	(160,000)
Options expired or cancelled	128,621
Shares available at January 3, 2003	627,198
Awards granted	(157,750)
Options expired or cancelled	39,112
Shares available at January 2, 2004	508,560
Conversion adjustment	(140,968)
Shares available at December 31, 2004	367,592

The Equity Incentive Plan expired on April 7, 2003 and no further new awards may be made under the plan. However, awards outstanding under the plan remain outstanding in accordance with their terms.

2003 Equity Plan

On May 21, 2003 the Company's stockholders approved the 2003 Stock Incentive Plan "Stock Incentive Plan", which had been adopted by the Board of Directors on February 20, 2003. Under the Stock Incentive Plan, the Company may grant stock options and restricted stock awards to officers, key employees and Directors of, and advisors to, the Company.

The Stock Incentive Plan is administered by the Board of Directors, which, at its sole discretion, grants options to purchase shares of Common Stock and makes awards of restricted stock. The purchase price per share of Common Stock shall be determined by the Board of Directors, provided, however, that in the case of incentive stock options, the purchase price may not be less than 100% of the fair market value of such stock (or less than 110% of the fair market value for certain significant shareholders) at the time of grant of the option. The terms of option agreements are established by the Board of Directors, except in the case of incentive stock options, the term of which may not exceed ten years (or five years for certain significant shareholders). The vesting schedule is subject to the discretion of the Board of Directors.

Restricted stock awards granted under the Stock Incentive Plan entitle recipients to purchase shares of the Company's Common Stock subject to the Company's right to repurchase such shares and restrictions concerning the sale, transfer and other disposition of the shares issued, until such shares are vested. The Board of Directors determines the purchase price, which may be less than the fair market value of the Common Stock, and the vesting schedule for such awards.

The Board of Directors has delegated its powers under the Stock Incentive Plan to the Compensation Committee of the Board of Directors. At January 2, 2004, a total of 1,750,000 shares, in the aggregate, of Class A Common Stock and Class B Common Stock have been reserved by the Company and may be issued under the Stock Incentive Plan. No award may be made under the Stock Incentive Plan after February 19, 2013.

The following table summarizes the awards available for grant under the Stock Incentive Plan for the period ended December 31, 2004:

	Shares
Shares reserved	1,750,000
Awards granted	(602,785)
Options expired or cancelled	--
Shares available at January 2, 2004	1,147,215
Conversion adjustment, prior awards granted	(147,276)
Awards granted	(55,250)
Options expired or cancelled	3,574
Shares available at December 31, 2004	948,263

The following table summarizes the Company's stock option activity for the periods ended January 3, 2003, January 2, 2004 and December 31, 2004:

	Shares	Weighted Average Exercise Price	Option Price Range
Outstanding at January 4, 2002	833,083	$ 8.89	$ 4.00 - $ 19.88
Granted	160,000	$ 6.67	$ 5.90 - $ 9.30
Exercised	(57,650)	$ 4.78	$ 4.00 - $ 7.06
Forfeited	(96,771)	$ 9.45	$ 4.00 - $ 14.69
Expired	(35,850)	$ 4.84	$ 4.44 - $ 5.36
Outstanding at January 3, 2003	802,812	$ 8.85	$ 4.00 - $ 19.88
Granted	760,535	$ 14.67	$ 5.50 - $ 17.88
Exercised	(79,268)	$ 6.52	$ 4.13 - $ 12.50
Forfeited	(37,212)	$ 11.39	$ 4.13 - $ 19.88
Expired	(1,900)	$ 4.71	$ 4.44 - $ 6.50
Outstanding at January 2, 2004	1,444,967	$ 11.98	$ 4.00 - $ 17.88
Granted	55,250	$ 20.08	$ 17.39 - $ 24.26
Conversion adjustment	288,244	$ 10.58	$ 4.38 $ 15.88
Exercised	(408,174)	$ 8.85	$ 4.00 - $ 14.69
Forfeited	(5,300)	$ 10.88	$ 5.54 - $ 18.45
Expired	(27,978)	$ 5.50	$ 4.78 - $ 11.69
Outstanding at December 31, 2004	1,347,009	$ 10.86	$ 4.38 - $ 24.26

The conversion adjustment in the table above represents the impact of the special dividend declared on February 17, 2004.

Options exercisable for shares of the Company's Class A and Class B Common Stock as of January 2, 2004 and December 31, 2004 are as follows:

	Options Exercisable				
				Weighted Average Exercise Price	
	Class A Common Stock	Class B Common Stock	Total	Class A Common Stock	Class B Common Stock
January 2, 2004	--	513,123	513,123	--	$ 9.60
December 31, 2004	--	473,305	473,305	--	$ 10.76

The following table summarizes information about stock options outstanding at December 31, 2004:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Shares Outstanding at December 31, 2004	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Shares Exercisable at December 31, 2004	Weighted Average Exercise Price
$ 4.38 - $ 4.93	88,892	6.93	$ 4.74	18,408	$ 4.66
$ 5.25 - $ 7.97	113,972	5.49	$ 5.85	50,177	$ 5.72
$ 8.08 $ 8.96	320,543	6.18	$ 8.54	159,058	$ 8.80
$ 9.36 - $ 11.54	101,632	4.10	$ 10.33	61,955	$ 10.06
$ 12.94 - $ 12.94	650,278	8.80	$ 12.94	137,659	$ 12.94
$ 13.02 - $ 24.26	71,692	8.15	$ 18.56	46,048	$ 19.92
	1,347,009			473,305	

Stock Purchase Warrants

On March 12, 2001, the Company issued common stock purchase warrants to purchase, in the aggregate, 50,250 shares of the Company's Class B Common Stock at a per share price of $7.00 to five footwear suppliers. The stock purchase warrants vest in five equal annual installments, commencing on March 12, 2002. The stock purchase warrant grant was approved by the Company's Board of Directors on February 27, 2001. The warrants were issued for no cash consideration; but rather as an incentive to the recipients of the warrants to satisfy specific performance criteria which support the Company's financial and operating goals. On December 31, 2003, the Board of Directors amended the terms of the stock purchase warrants to provide that the warrants vested in full as of December 31, 2003. See Note 13 for further discussion of the stock warrant fair value and annual stock-based compensation expense. On March 2, 2004, all of the common stock purchase warrants were exercised for proceeds of $352.

12. Earnings Per Share

The following table sets forth the computation of basic earnings per common share and diluted earnings per common share for the years ended December 31, 2004, January 2, 2004 and January 3, 2003:

	2004		2003		2002	
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Net income available for common shares and assumed conversions	$10,418	$10,418	$ 8,488	$ 8,488	$ 5,243	$ 5,243
Weighted-average common shares and equivalents outstanding:						
Weighted-average shares outstanding	6,493	6,493	6,104	6,104	6,107	6,107
Effect of dilutive securities:						
Stock options	--	587	--	245	--	76
Stock purchase warrants	--	--	--	22	--	3
	6,493	7,080	6,104	6,371	6,107	6,186
Net income allocated:						
Class A common stock	$ 3,812	$ 3,485	$ 3,312	$ 3,168	$ 2,080	$ 2,052
Class B common stock	6,606	6,933	5,176	5,320	3,163	3,191
	$10,418	$10,418	$ 8,488	$ 8,488	$ 5,243	$ 5,243
Weighted-average common shares and equivalents outstanding:						
Class A common stock	2,521	2,521	2,521	2,521	2,563	2,563
Class B common stock	3,972	4,559	3,583	3,850	3,544	3,623
	6,493	7,080	6,104	6,371	6,107	6,186
Earnings per share:						
Class A common stock	$ 1.51	$ 1.38	$ 1.31	$ 1.26	$ 0.81	$ 0.80
Class B common stock	$ 1.66	$ 1.52	$ 1.44	$ 1.38	$ 0.89	$ 0.88

Options to purchase 336,000 shares of common stock were outstanding at January 2, 2004 were not included in the computations of earnings per share since the options were anti-dilutive. All of the options to purchase shares of common stock outstanding at December 31, 2004 were included in the computation of diluted earnings per share. Stock warrants to purchase 47,000 shares of common stock outstanding at January 2, 2004, were not included in the computation of earnings per share since the warrants were anti-dilutive.

13. Accounting for Stock-Based Compensation

The Company has elected to continue to measure stock-based compensation expense using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", "APB 25". Accordingly, compensation cost for stock options and restricted stock awards is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the exercise price an employee must pay to acquire the stock.

The Company recognizes stock-based compensation arising from the issuance of below market options over the vesting period of the stock grant or option term. Stock-based compensation related to below market options granted amounted to $0, $0 and $1 for 2004, 2003 and 2002, respectively.

The Company issued common stock purchase warrants to purchase, in the aggregate, 50,250 shares of the Company's Class B Common Stock at a per share price of $7.00 to five footwear suppliers. Fair value at date of grant for the warrants was $3.93 per share issuable upon exercise of each warrant. Stock-based compensation resulting from the stock purchase warrants amounted to $0, $603 and $86 for 2004, 2003 and 2002, respectively, and is recorded as a component of cost of goods sold. The 2003 stock-based compensation expense includes $416 of stock-based compensation expense recorded as a result of accelerating the vesting on the common stock purchase warrants. On March 2, 2004, all of the common stock purchase warrants were exercised for $352 of proceeds.

The weighted average fair value at date of grant for options granted in 2004, 2003 and 2002 was $8.00, $7.53 and $3.18 per share issuable upon exercise of each option, respectively. The weighted-average fair value of these options at the date of grant was estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions for 2004, 2003 and 2002, respectively:

	2004	2003	2002
Weighted-average expected life (years)	5.0	5.0	3.3
Risk free interest rate	3.0%	3.0%	3.7%
Expected volatility	45.8%	62.8%	67.3%
Expected dividend yield	0.8%	1.0%	0.0%

14. Income Taxes

The provision for income taxes was based on pre-tax income from operations before minority interest which was subject to taxation by the following jurisdictions:

	2004	2003	2002
Pre-tax income:			
United States	$ 13,143	$ 10,316	$ 7,502
Foreign	4,616	3,258	1,779
Total	$ 17,759	$ 13,574	$ 9,281

The provision (benefit) for income taxes consists of the following:

	2004	2003	2002
Current:			
Federal	$ 4,508	$ 3,442	$ 2,293
State	1,122	770	686
Foreign	1,819	999	795
	7,449	5,211	3,774
Deferred:			
Federal	(261)	101	144
State	(133)	36	(81)
Foreign	206	205	(66)
	(188)	342	(3)
Change in valuation allowance	(24)	(613)	94
Total	$ 7,237	$ 4,940	$ 3,865

The net deferred tax asset or liability reported on the consolidated balance sheet consists of the following items as of December 31, 2004 and January 2, 2004:

	2004	2003
Net current deferred tax assets:		
Allowance for doubtful accounts and discounts	$ 523	$ 373
Inventory allowances and tax costing adjustments	365	516
Other accrued expenses	1,361	242
Deferred compensation	206	671
Foreign loss carryforwards	--	324
Total	$ 2,455	$ 2,126
Net long-term deferred tax assets:		
Deferred compensation	$ 315	$ 214
Foreign loss carryforwards	157	166
State loss carryforward	47	49
Valuation allowance	(204)	(215)
Total	$ 315	$ 214
Net long-term deferred tax liabilities:		
Investment in limited partnership	$ 1,331	$ 1,246
Property, plant and equipment	948	770
Total	$ 2,279	$ 2,016
Net deferred tax asset	$ 491	$ 324

The foreign loss carryforwards relate to operating losses of approximately $384, which may be carried forward indefinitely. At December 31, 2004 the Company has determined that it is more likely than not that the deferred tax assets resulting from foreign and state operating losses will not be realized against future taxable income.

The Company has not recorded deferred income taxes on the undistributed earnings of foreign subsidiaries that are indefinitely reinvested in foreign operations. These earnings amounted to approximately $9,522 at December 31, 2004.

A reconciliation of the expected tax computed at the U.S. statutory federal income tax rate to the total provision for income taxes follows:

	2004	2003	2002
Expected tax at 35% (34% for 2003 and 2002)	$ 6,216	$ 4,615	$ 3,155
Federal rate credit	(100)	--	--
State income tax, net of federal benefit	643	532	399
Non-deductible expenses and tax-exempt income	171	78	121
International tax rate differences, net	94	81	100
Valuation allowance relating to foreign and state operating losses	(24)	(613)	94
Other	2	(3)	(4)
Adjustment of tax reserves	235	250	--
Provision for income taxes	$ 7,237	$ 4,940	$ 3,865

In evaluating exposures associated with various tax filing positions, the Company has accrued $951 for probable tax contingencies as of December 31, 2004. In 2004 and 2003, the Company provided $235 and $250, respectively, related to exposures on tax filing positions. Management believes that the Company's tax contingencies have been adequately provided for in the accompanying financial statements. To the extent the Company prevails in matters for which accruals have been established or are required to pay amounts in excess of these accruals, the Company's effective tax rate in a given financial statement period could be materially affected.

15. Litigation Settlement

On May 6, 2003, the United States Bankruptcy Court for the District of Delaware, upon consideration of the Trustee's Motion for Entry of Order Approving Settlement with Saucony, Inc., ordered that the proposed settlement entered into on March 11, 2003, between the trustee, appointed to oversee the liquidation of assets of a former customer of the Company which filed for bankruptcy protection on November 4, 1999, and the Company was approved. On May 16, 2003, the Company paid $530 to settle all preferential claims. As a consequence of the court's approval of the settlement, the Company recorded a pre-tax benefit of $566 in 2003 to reduce the amount accrued as of January 2, 2004. The benefit was recorded in general and administrative expenses under the Saucony segment.

16. Plant Closing, Other Charges and Gain on Sale

During fiscal 2002, we recorded a pre-tax net benefit of $214 to reduce expenses accrued in the fourth quarter of fiscal 2001, associated with the closing of our Bangor, Maine manufacturing facility and the early termination and exit of a retail store lease. Partially offsetting this pre-tax benefit was a pre-tax charge of $142 to close an underperforming retail store. Expenses associated with the store closing included lease termination and other contractual costs of $51 and $91 to write-off leasehold improvements. A pre-tax benefit of $35 was recorded in fiscal 2003 to eliminate the plant-closing accrual.

The charge recorded for the Bangor, Maine plant closing is included in income before tax for the Saucony segment, while the retail store closing is included in income before tax for the Other Products segment.

The following table summarizes the activity in the plant closing and other charge accruals:

	Employee Severance and Termination Benefits	Facility Closure and Contractual Commitments	Writedown of Equipment and Disposal Costs	Professional Fees and Other Costs	Total
Balance, January 4, 2002	$ 893	$ 428	$ 90	$ 50	$ 1,461
Payments / utilization	(787)	(320)	(89)	(15)	(1,211)
Expense reversal	(79)	(99)	(1)	(35)	(214)
Balance, January 3, 2003	$ 27	$ 9	$ --	$ --	$ 36
Payments / utilization	(1)	--	--	--	(1)
Expense reversal	(26)	(9)	--	--	(35)
Balance, January 2, 2004	$ --	$ --	$ --	$ --	$ --

On November 7, 2003, the sale of the Bangor, Maine real property was completed. The following table summarizes the sale of the real property:

Gross proceeds	$ 763
Transaction expenses	77
Net proceeds	686
Net book value of facility	357
Gain on sale	$ 329

The gain realized from the sale was recorded in operating income for the Saucony segment for the year ending January 3, 2003.

17. Geographic Segment Data

The following table summarizes the Company's operations by geographic area for the years ended December 31, 2004, January 2, 2004 and January 3, 2003 and assets as of December 31, 2004, January 2, 2004 and January 3, 2003:

	2004	2003	2002
Revenues:			
United States	$ 127,917	$ 103,718	$ 103,444
Canada	15,340	12,745	11,700
Other international	23,419	19,982	18,355
	$ 166,676	$ 136,445	$ 133,499
International revenues:			
United States – sales to foreign distributors	$ 8,245	$ 6,813	$ 7,048
Canada	15,340	12,745	11,700
Other international	15,174	13,169	11,307
	$ 38,759	$ 32,727	$ 30,055
Inter-area revenues:			
United States	$ 253	$ 253	$ 247
Canada	6,915	5,419	6,386
Other international	4,778	5,399	5,191
	$ 11,946	$ 11,071	$ 11,824
Total revenues:			
United States	$ 128,170	$ 103,971	$ 103,691
Canada	22,255	18,164	18,086
Other international	28,197	25,381	23,546
Less: Inter-area eliminations	(11,946)	(11,071)	(11,824)
	$ 166,676	$ 136,445	$ 133,499
Operating income:			
United States	$ 9,846	$ 8,303	$ 5,531
Canada	3,522	2,323	1,931
Other international	4,831	2,473	1,659
Less: Inter-area eliminations	(22)	(102)	(178)
	$ 18,177	$ 12,997	$ 8,943
Assets:			
United States	$ 86,031	$ 92,643	$ 81,538
Canada	12,728	9,117	6,906
Other international	11,071	9,668	9,396
Less: Inter-area eliminations	(13,573)	(10,740)	(10,300)
	$ 96,257	$ 100,688	$ 87,540
Purchases of property, plant and equipment:			
United States	$ 4,374	$ 1,361	$ 717
Canada	81	48	27
Other International	86	258	32
	$ 4,541	$ 1,667	$ 777
Long-lived assets:			
United States	$ 11,226	$ 7,469	$ 6,751
Canada	146	107	27
Other international	248	311	92
	$ 11,620	$ 7,887	$ 6,870

Revenues are classified based on customer location. Other revenue consists primarily of royalty income. Inter-area revenues consist primarily of inventory shipments to the Company's international subsidiaries. These inter-area sales are generally priced to recover cost plus an appropriate mark-up for profit and are eliminated in the determination of consolidated net sales and cost of sales. Operating income consists of revenue, less cost of sales, selling expenses, general and administrative expenses, plant closing and other credits, environmental charge and the gain on the sale of our former manufacturing facility.

18. Operating Segment Data

The Company's operating segments are organized based on the nature of products. The operating segments of the Company are as follows:

Saucony Segment

Consists of Saucony technical running, walking, outdoor trail and Originals footwear and athletic apparel.

Other Products Segment

Consists of Hind athletic apparel, Spot-bilt shoes for coaches and officials, cleated football and multi-purpose footwear and casual leather walking and workplace footwear, together with sales of the Company's and other company's products at the factory outlet stores.

The following table summarizes the results of the Company's operating segments for the years ended December 31, 2004, January 2, 2004 and January 3, 2003 and identifiable assets as of December 31, 2004, January 2, 2004 and January 3, 2003:

	2004	2003	2002
Revenues:			
Saucony	$ 141,171	$ 112,993	$ 111,035
Other Products	25,505	23,452	22,464
Total	$ 166,676	$ 136,445	$ 133,499
Pre-tax income (loss):			
Saucony	$ 15,373	$ 11,910	$ 10,288
Other Products	2,386	1,664	(1,007)
Total segment pre-tax income (loss)	17,759	13,574	9,281
Provision for income taxes	7,237	4,940	3,865
Minority interest	104	146	173
Net income	$ 10,418	$ 8,488	$ 5,243
Assets:			
Saucony	86,644	$ 92,007	$ 75,918
Other Products	9,613	8,681	11,622
Total	$ 96,257	$ 100,688	$ 87,540
Depreciation and amortization:			
Saucony	$ 1,214	$ 1,064	$ 1,332
Other Products	320	273	265
Total	$ 1,534	$ 1,337	$ 1,597
Goodwill, net:			
Saucony	$ 19	$ 19	$ 19
Other Products	893	893	893
Total	$ 912	$ 912	$ 912
Interest, net income:			
Saucony	$ 306	$ 240	$ 327
Other Products	--	--	--
Total	$ 306	$ 240	$ 327
Components of interest, net			
Interest expense	$ (8)	$ (5)	$ (5)
Interest income	314	245	332
Interest, net	$ 306	$ 240	$ 327

19. Concentration of Credit Risk

Financial instruments which potentially subject the Company to credit risk consist primarily of cash, cash equivalents, short-term investments and trade receivables.

The Company maintains cash and cash equivalents and short-term investments with various major financial institutions. Cash equivalents and short-term investments include investments in commercial paper of companies with high credit ratings, investments in money market securities and securities backed by the U.S. Government. At times such amounts may exceed the Federal Deposit Insurance Corporation limits. The Company limits the amount of credit exposure with any one financial institution and believes that no significant concentration of credit risk exists with respect to cash investments.

Trade receivables subject the Company to the potential for credit risk with customers in the retail and distributor sectors. To reduce credit risk, the Company performs ongoing evaluations of its customers' financial condition but does not generally require collateral. Approximately 48% and 44% of the Company's gross trade receivables balance was represented by 15 customers at December 31, 2004 and January 2, 2004, respectively, which exposes the Company to a concentration of credit risk. The Company did not derive more that 10% of its consolidated revenue from one customer in 2004, 2003 or 2002.

20. Financial Instruments

The carrying value of cash, cash equivalents, receivables, and liabilities approximates fair value due to their short term nature. The fair value of marketable securities is estimated based upon quoted market prices for these securities.

The Company enters into forward currency exchange contracts to hedge intercompany liabilities denominated in currencies other than the functional currency. The fair value of the Company's foreign currency exchange contracts is based on foreign exchange rates as of December 31, 2004. At December 31, 2004 and January 2, 2004, the notional value of the Company's foreign currency exchange contracts to purchase U.S. dollars was $8,570 and $7,448, respectively. Consistent with the provisions of SFAS 133, all derivatives must be recognized on the balance sheet at their then fair value and adjustments to the fair value of derivatives that are not hedges must be recognized currently in earnings when they occur.

The Company believes that these contracts economically function as effective hedges of the underlying exposures but, the foreign currency contracts do not meet the specific criteria as defined in SFAS 133 thus requiring the Company to record all changes in the fair value in earnings in the period of the change. The Company recorded charges of $420, at December 31, 2004 and January 2, 2004, against fiscal 2004 and fiscal 2003 earnings, to record the unrealized loss on certain foreign currency contracts outstanding as of those dates. The charges are recorded in non-operating expenses. At December 31, 2004 and January 2, 2004, the unrealized loss on derivatives is recorded in accrued expenses.

21. Quarterly Information

(Unaudited)

2004	Quarter 1	Quarter 2	Quarter 3	Quarter 4[1]
Net sales	$ 46,969	$ 43,979	$ 42,266	$ 32,938
Gross profit	19,057	18,071	17,469	13,346
Net income (loss)	4,231	3,045	3,458	(316)
Earnings (loss) per share:				
Basic:				
Class A	0.63	0.44	0.50	(0.05)
Class B	0.69	0.49	0.55	(0.05)
Diluted:				
Class A	0.58	0.41	0.45	(0.05)
Class B	0.64	0.45	0.49	(0.05)

2003	Quarter 1	Quarter 2[2]	Quarter 3	Quarter 4[3] [4]
Net sales	$ 39,068	$ 34,472	$ 31,978	$ 30,548
Gross profit	15,196	13,428	12,995	10,834
Net income	2,603	2,232	2,179	1,474
Earnings per share:				
Basic:				
Class A	0.41	0.35	0.34	0.23
Class B	0.45	0.38	0.37	0.25
Diluted:				
Class A	0.39	0.33	0.32	0.21
Class B	0.43	0.37	0.35	0.24

Earnings per share amounts for each quarter are required to be computed independently and, as a result, their sum may not equal the total earnings per share amounts for fiscal 2004 and 2003.

---

(1) The Company recorded a charge of $2,275 to address environmental conditions at the Company's East Brookfield, Massachusetts distribution facility. See Note 8 for further information relating to this charge.

(2) The Company settled litigation with the court appointed transfer of a former customer of the Company which had filed for bankruptcy protection. The Company recorded a pre-tax benefit of $566 to reduce general and administrative expenses. See Note 15 for further discussion on the litigation settlement.

(3) The Company recorded a charge of $416 to cost of goods sold due to the acceleration of the vesting of stock warrants issued to five of the Company's footwear suppliers. See Note 13 for further discussion of the stock warrant vesting acceleration.

(4) The Company recorded a tax benefit of $325 on the reversal of valuation reserves in certain foreign deferred tax assets.

22. Supplemental Cash Flow Disclosure

The following table summarizes additional disclosure of cash flow information for the years ended December 31, 2004, January 2, 2004 and January 3, 2003:

	2004	2003	2002
Supplemental disclosure of cash flow information:			
Cash paid during the period for:			
Income taxes, net of refunds	$ 5,798	$ 5,243	$ 2,036
Interest	$ 5	$ 5	$ 4
Non-cash Investing and Financing Activities:			
Property purchased under capital leases	$ 260	$ --	$ --
Plant closing and other related charges (credits)	$ --	$ (35)	$ (72)
Cash received	--	--	--
Severance and other payments	--	--	(51)
	$ --	$ (35)	$ (123)
Non-cash portion:			
Accrued expenses	$ --	$ (35)	$ (214)
Property, plant and equipment	--	--	91
	$ --	$ (35)	$ (123)

In February 2004, two officers who are also directors and principal holders of the Company's Class A common stock, each delivered 3,609 mature shares of Class B common stock in payment of their respective option exercises to purchase 9,999 shares each of the Company's Class B common stock.

SAUCONY, INC. AND SUBSIDIARIES
SCHEDULE II.- VALUATION AND QUALIFYING ACCOUNTS

For the Years Ended December 31, 2004, January 2, 2004 and January 3, 2003

(in thousands)

	Balance beginning of year	Additions charged to costs and expenses	Deductions from reserve	Balance end of year
Allowance for doubtful accounts and discounts:				
Year ended December 31, 2004	$ 1,108	$ 6,014	$ 5,941	$ 1,181
Year ended January 2, 2004	$ 2,406	$ 4,453	$ 5,751	$ 1,108
Year ended January 3, 2003	$ 2,457	$ 4,752	$ 4,803	$ 2,406
Environmental accrual:				
Year ended December 31, 2004	$ --	$ 2,275	$ --	$ 2,275
Year ended January 2, 2004	$ --	$ --	$ --	$ --
Year ended January 3, 2003	$ --	$ --	$ --	$ --

Exhibit Index

Exhibit Number	Description
3.1	Restated Articles of Organization, as amended, of the Registrant are incorporated herein by reference to Exhibit 3.1 to the Registrant's Annual Report on Form 10-K for the fiscal year ended January 2, 2004, as filed with the Securities and Exchange Commission on April 1, 2004.
3.2	By-Laws, as amended, of the Registrant.
10.1	Amended and Restated Credit Agreement, dated August 30, 2002, between Saucony, Inc. and State Street Bank and Trust Company, is incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 4, 2002, as filed with the Securities and Exchange Commission on November 14, 2002.
10.2	Amendment to Amended and Restated Credit Agreement, dated August 30, 2002, between Saucony, Inc. and HSBC Bank USA (as successor in interest to State Street Bank and Trust Company) is incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended July 4, 2003, as filed with the Securities and Exchange Commission on August 18, 2003.
10.3	Amendment to Amended and Restated Credit Agreement, dated August 30, 2002, between Saucony, Inc. and HSBC Bank USA, dated January 26, 2004 is incorporated herein by reference to Exhibit 10.3 to the Registrant's Annual Report on Form 10-K for the fiscal year ended January 2, 2004, as filed with the Securities and Exchange Commission on April 1, 2004.
10.4*	1993 Equity Incentive Plan, as amended, is incorporated herein by reference to Exhibit 10.4 to the Registrant's Annual Report on Form 10-K for the fiscal year ended January 2, 2004, as filed with the Securities and Exchange Commission on April 1, 2004.
10.5*	Vice President Bonus.
10.6*	2001 Employee Stock Purchase Plan is incorporated herein by reference to Exhibit 99.1 to the Registrant's Registration Statement on Form S-8 (File No. 333-65974), as filed with the Securities and Exchange Commission on July 27, 2001.
10.7*	2003 Stock Incentive Plan is incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended July 4, 2003, as filed with the Securities and Exchange Commission on August 18, 2003.
10.8*	Employment Agreement dated as of August 17, 2000, by and between the Registrant and John H. Fisher is incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended September 29, 2000, as filed with the Securities and Exchange Commission on November 13, 2000.
10.9*	Executive Retention Agreement dated as of August 17, 2000, by and between the Registrant and John H. Fisher is incorporated herein by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended September 29, 2000, as filed with the Securities and Exchange Commission on November 13, 2000.
10.10*	Employment Agreement dated as of August 17, 2000, by and between the Registrant and Charles A. Gottesman is incorporated herein by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended September 29, 2000, as filed with the Securities and Exchange Commission on November 13, 2000.
10.11*	Executive Retention Agreement dated as of August 17, 2000, by and between the Registrant and Charles A. Gottesman is incorporated herein by reference to Exhibit 10.4 to the Registrant's

Quarterly Report on Form 10-Q for the fiscal quarter ended September 29, 2000, as filed with the Securities and Exchange Commission on November 13, 2000.

10.12* Severance Agreement dated as of January 7, 2004 by and between the Registrant and Wolfgang Schweim is incorporated herein by reference to Exhibit 10.12 to the Registrant's Annual Report on Form 10-K for the fiscal year ended January 2, 2004, as filed with the Securities and Exchange Commission on April 1, 2004.

10.13* Saucony, Inc. Non-Qualified Retirement Plan is incorporated herein by reference to Exhibit 10.13 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended July 4, 2003, as filed with the Securities and Exchange Commission on August 18, 2003.

10.14* Amendment to Employment Agreement dated as of July 31, 2003, by and between the Registrant and John H. Fisher is incorporated herein by reference to Exhibit 10.14 to the Registrant's Annual Report on Form 10-K for the fiscal year ended January 2, 2004, as filed with the Securities and Exchange Commission on April 1, 2004.

10.15* Amendment to Employment Agreement dated as of July 31, 2003, by and between the Registrant and Charles A. Gottesman is incorporated herein by reference to Exhibit 10.15 to the Registrant's Annual Report on Form 10-K for the fiscal year ended January 2, 2004, as filed with the Securities and Exchange Commission on April 1, 2004.

10.16* Form of Incentive Stock Option Agreement Granted Under 2003 Stock Incentive Plan, dated December 22, 2003, by and between the Registrant and each of Michael Umana, Michael Jeppesen, Samuel Ward and Brian Enge is incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 2, 2004, as filed with the Securities and Exchange Commission on May 15, 2004.

10.17 Amendment to Amended and Restated Credit Agreement, dated as of August 30, 2002, by and between Saucony, Inc. and HSBC Bank USA, National Association, dated August 31, 2004 is incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 1, 2004, as filed with the Securities and Exchange Commission on November 15, 2004.

10.18* Retention Agreement dated as of September 9, 2004 by and between the Registrant and Brian Enge is incorporated herein by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 1, 2004, as filed with the Securities and Exchange Commission on November 15, 2004.

10.19* Retention Agreement dated as of September 9, 2004 by and between the Registrant and Michael Jeppesen is incorporated herein by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 1, 2004, as filed with the Securities and Exchange Commission on November 15, 2004.

10.20* Retention Agreement dated as of September 9, 2004 by and between the Registrant and Samuel Ward is incorporated herein by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 1, 2004, as filed with the Securities and Exchange Commission on November 15, 2004.

10.21* Retention Agreement dated as of September 9, 2004 by and between the Registrant and Michael Umana is incorporated herein by reference to Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 1, 2004, as filed with the Securities and Exchange Commission on November 15, 2004.

10.22* Retention Agreement dated as of September 9, 2004 by and between the Registrant and Roger Deschenes is incorporated herein by reference to Exhibit 10.6 to the Registrant's Quarterly

Report on Form 10-Q for the fiscal quarter ended October 1, 2004, as filed with the Securities and Exchange Commission on November 15, 2004.

10.23* Letter Agreement dated as of September 9, 2004 by and between the Registrant and Michael Umana is incorporated herein by reference to Exhibit 10.7 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 1, 2004, as filed with the Securities and Exchange Commission on November 15, 2004.

10.24* Severance Benefit Plan is incorporated herein by reference to Exhibit 10.8 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 1, 2004, as filed with the Securities and Exchange Commission on November 15, 2004.

10.25* Summary of Non-Employee Director Compensation.

21 Subsidiaries of Registrant.

23.1 Consent of Deloitte & Touche LLP.

31.1 Certification of President and Chief Executive Officer pursuant to Exchange Act Rule 13a-14(a).

31.2 Certification of the Chief Financial Officer pursuant to Exchange Act Rule 13a-14(a).

32.1 Certification of President and Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2 Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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* Management contract or compensatory plan or arrangement filed herewith in response to Item 15(a)(3) of Form 10-K.